UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SuperBetter, LLC

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Illinois

Date of Organization:

November 4, 2014

Physical Address of Issuer:

535 Duane Street, Floor 1.5
Glen Ellyn, Illinois 60137

Website of Issuer:

https://www.superbetter.com

Is there a co-issuer? ___ ***yes*** _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

February 4, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$7,028	$18,167
Cash & Cash Equivalents	$7,028	$18,167
Accounts Receivable	$0	$0
Short-term Debt	$585,415	$371,519
Long-term Debt	$190,356	$179,581
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Loss)	$(219,781)	$(207,331)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SuperBetter, LLC



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Subscription Amount is $150 and the Maximum Individual Subscription Amount is $124,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by February 4, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/superbetter (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends and/or distributions

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into units of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $8,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding units of Equity Securities, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible preferred interests and all outstanding vested or unvested options or warrants to purchase Equity Securities , but excluding (i) units of Equity Securities reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per unit of the securities sold in such Equity Financing.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Equity Securities (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of units of Equity Securities of the Company equal to the Subscription Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) units of Equity Securities reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of managers, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. For the avoidance of doubt, a Change of Control shall not include a reorganization of the Company for the primary purpose of converting the Company from a limited liability company to a corporation.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than units of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing Equity Securities of the Company for resale, as approved by the Company's board of managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of units of the most recently issued Equity Securities equal to the Subscription Amount divided by the First Equity Financing Price. Units of Equity Securities granted in connection therewith shall have the same liquidation rights and preferences as the units of Equity Securities issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of managers (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of Equity Securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Equity Securities, as determined in good faith by the Company's board of managers (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred interests then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Equity Securities as determined in good faith by the Company's board of managers at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Equity Securities upon a Dissolution Event and (iii) all holders of Equity Securities.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of units in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Equity Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Equity Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the Equity Securities into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

The impact of global crises, including future shelter-in-place orders and non-essential business closings due to COVID-19, could adversely affect the Company's revenue.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or

commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon services or products in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate development of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key vendor could delay availability of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our current and future board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is subject to change. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to a wide range of federal, state, and local laws and regulations, such as consumer protection and employment practices laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit C. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the Equity Securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of equity capital interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Interests, Investors would directly or beneficially receive securities in the form of units of Series B-CF Preferred Stock and such units would be required to be subject to the terms of the Securities that allows a designee to vote their units of Series B-CF Preferred Interests consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place units received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the First Equity Financing Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the First Equity Financing Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred interests, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company is a digital education & mental wellbeing company.

The Company conducts business in Illinois and sells services through the internet and smartphones throughout the United States and internationally.

Business Plan

The Company currently offers a free self-help app that empowers people to build skills, overcome obstacles and achieve goals. Published studies show that playing SuperBetter improves resilience and mental health. Over 1 million people have played SuperBetter.

To create sustainable & profitable revenue, the company is adding new features to make its digital platform a tool for anyone who teaches, coaches, counsels or supports others – especially youth & young adults. The features will be available with a paid subscription, and organizations can purchase an annual site license. Individuals can also purchase a subscription to access premium features. The Company will jumpstart revenue by promoting the new features to existing SuperBetter account holders. The platform will be marketed to teachers, therapists, schools, colleges and employers.

The Company's Products and/or Services

Product / Service	Description	Current Market
SuperBetter App	SuperBetter empowers people to build skills, overcome obstacles and achieve their goals by using the psychology of game play in all of life.	Direct to consumer, targeting youth and young adults

Competition

The Company competes with other reputable digital mental health & wellbeing apps. These include meditation apps like Calm and Headspace, mental healthcare apps like Sanvello, Happify and MoodNotes and therapy apps like 7-Cups and Talkspace. With its gameful methodology the Company fills the gap for a solution to help youth and youth adults proactively develop skills to improve resilience and mental health.

Customer Base

The Company currently offers a free app on the app stores and website. People of all ages play SuperBetter, especially young adults. The U.S. is the largest market and people from around the world play SuperBetter. We plan to introduce new features that make SuperBetter a tool for anyone who teaches, coaches, trains or supports youth and young adults. Concurrently we plan to add a subscription revenue model.

Supply Chain

The Company's suppliers are Google Play and The App Store where the Company's app is available.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4268962	SUPERBETTER	Standard Character Mark (Class 44)	May 12, 2011	January 1, 2013	United States
5450283	SUPERBETTER AT WORK	Standard Character Mark (Class 44)	August 12, 2016	April 17, 2018	United States
5386799	LIVE GAMEFULLY	Standard Character Mark (Class 44)	August 16, 2016	January 23, 2018	United States
5166206	SB	Words, Letters, and/or Numbers in Stylized Form	August 16, 2016	March 21, 2017	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Product & Content Development	33%	$8,250	33%	$407,550
Marketing & Partnerships	54%	$13,500	54%	$666,900
Operations	7%	$1,750	7%	$86,450
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

- Product & Content Development: The Company plans to use the net proceeds from this Offering to make the new Squad Play app experience better and faster. The content development will expand the range of Challenges in the app library and grow international revenue by making the product available in languages beyond English.
- Marketing & Partnerships: The Company plans to use the net proceeds from this Offering to introduce a marketing campaign to launch the new Squad Play features. Additionally, ongoing marketing investments will grow revenue and impact and develop partnerships with organizations to bring the SuperBetter product to new markets, channels and customers.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Keith Wakeman	Chief Executive Officer, Manager and Co-Founder: 2014 to present	Chief Executive Officer, Manager and Co-Founder, SuperBetter, LLC (2014 to present). As CEO for SuperBetter, LLC, Keith serves as the company's general manager and leads all aspects of the business including strategy, product, marketing, finance and partnerships.	BS in Marketing from Illinois State University (1986); MBA with Marketing & Finance Concentrations from University of Illinois at Chicago (1989)
Jane McGonigal, PhD	Chief Science Officer and Co-Founder: 2014 to present	Director of Game Research and Development, Institute for the Future (2010 to present); Chief Science Officer and Co-Founder, SuperBetter, LLC (2014 to present). As Director of Game Research and Development for the Institute for the Future Jane leads research and consulting initiatives in the areas of game science and futures forecasting. As Chief Science Officer for SuperBetter, LLC, Jane supports the company's science, research and product design activities.	BA in English from Fordham University (1999); PhD from the University of California at Berkeley (2006)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Illinois law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's membership interests consist of 850,000 units of Class A membership interests (the "**Class A Interests**") and 616,726 units of Class B membership interests (the "**Class B Interests**"). The Company has also issued 7,610,000 profits interests (the "**Profits Interests**").

On February 9, 2021, the Company adopted its 2021 Amended and Restated Equity Incentive Plan (the "**Plan**") which authorized up to 1,500,000 Class B Interests and 7,610,000 Profits Interests to be granted to employees or and consultants of the Company. As of the filing of this Form C, 454,875 Class B Interests and 7,610,000 Profits Interests have been granted pursuant to the Plan.

Outstanding Capital Interests

As of the date of this Form C, the Company's outstanding Capital Interests consists of:

Type	Class A Interests
Amount Outstanding	850,000
Voting Rights	1 vote Class A Interest
Anti-Dilution Rights	Class A Interests are granted pre-emptive rights with respect to equity securities or securities that are convertible into equity securities.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional interests at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.97%

Type	Class B Interests
Amount Outstanding	616,726
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional interests at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	10.71%

Type	Profits Interests
Amount Outstanding	7,610,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may award additional profits interests at a later date.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	80.32%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options to purchase Class B Interests
Amount Outstanding	454,875
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may award additional options at a later date.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	4.58%

Type	Convertible Promissory Notes
Face Value	$132,000
Voting Rights	N/A
Anti-Dilution Rights	N/A
Material Terms	Interest Rate: 6% Maturity Dates: June 30, 2016 and March 31, 2019* The maturity date for all notes has passed. As such, all amounts are callable at the demand of the holders. If on or before the Maturity Date the Company consummates a Qualified Financing, the outstanding principal balance of and accrued but unpaid interest on the Notes (the "Note Value") shall automatically convert into that number and type of fully paid and non-assessable units or other equity interests issued in the Qualified Financing determined by dividing (i) the Note Value by (ii) eighty percent (80%) of the per unit or per share price paid by the purchasers of equity securities in the Qualified Financing, rounded down to the nearest whole unit, provided, however. that such conversion shall not result in the issuance of units or other equity interests at a pre-money enterprise valuation of the Company in excess of $4,000,000 on a fully diluted and as-if converted basis. In the event of a Corporate Transaction prior to payment of the Note in full on or before the Maturity Date or conversion of this Note pursuant to a Qualified

	Financing, the Note Value shall automatically convert into the Company's Class B Interest (the "Class B Units") immediately prior to such Corporate Transaction, the number of which shall be determined by dividing (i) the Note Value by (ii) eighty percent (80%) of the per unit purchase price to be paid for the units of the Company by any person or entity pursuant to the Corporate Transaction, rounded down to the nearest whole unit, provided, however, that such conversion shall not result in the issuance of Class B Units at a pre-money enterprise valuation of the Company in excess of $4,000,000 on a fully diluted and as-if converted basis. The Company shall give the holder no less than ten days prior written notice of any proposed Corporate Transaction.

Within ten days prior to the Maturity Date, the holder may provide the Company with written notice of its intent, in lieu of receiving payment in full of the Note Value, to convert one hundred percent of the Note Value into the number of Class B Units determined by dividing the Note Value by One Dollar ($1.00), rounded down to the nearest whole unit.

"Corporate Transaction" means the consummation of the sale of all or substantially all of the Company's assets or the Company's merger with or into any other entity that results in the issuance of consideration consisting of cash and/or marketable securities to the Company's members.

"Qualified Financing" means a financing or series of related financings, aggregating not less than $500,000 of new money to the Company. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Convertible Promissory Notes may convert into units of the Company. |
| **Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).** | The aggregate percentage ownership by the holders assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Notes were to convert based on units issued in the Qualified Financing being offered at a price of $1.00 per unit, the percentage ownership of the Company by the holders of the notes would be approximately 1.71%. |

*The Company currently has 4 Convertible Promissory Notes outstanding. Convertible Promissory Notes in the aggregate principal amount of $110,000 mature on June 30, 2016. The remaining Convertible Promissory Note in the principal amount of $22,000 matures on March 31, 2019.

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$25,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	October 28, 2019

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$15,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	December 30, 2020

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$15,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	August 26, 2020

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$15,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	July 1, 2021

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$10,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	November 19, 2021

Type	Promissory Note
Creditor	Keith Wakeman
Amount Outstanding	$10,000 principal
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	April 19, 2021

Type	Accrued Compensation Payable
Creditor	Keith Wakeman
Amount Outstanding	$630,000
Interest Rate and Amortization Schedule	N/A
Description of Collateral	N/A
Other Material Terms	N/A
Maturity Date	N/A
Date Entered Into	April 1, 2019

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Keith Wakeman	850,000 Class A Interests	100%

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of September 30, 2022 the Company had an aggregate of $61,418 in cash and cash equivalents, leaving the Company with approximately 7 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Other than the Debt disclosed under the Section titled Capitalization, Debt and Ownership, the Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Options to Purchase Class B Interests	N/A	54,875	N/A	June 4, 2021	Rule 701
Profits Interests	N/A	7,610,000	N/A	February 10, 2021	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: During the years ended December 31, 2021 and 2020, the Company received advances from a member, Keith Wakeman, for $35,000 and $30,000 respectively. As of December 31, 2021, $90,000 was outstanding. The advances are non-interest bearing, unsecured and due on demand.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.superbetter.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<center>ADDITIONAL INFORMATION</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a wellinformed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
keith Wakeman
BA44676D0DA04DB...

_____
(Signature)

Keith Wakeman
_____
(Name)

CEO, Manager and Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
keith Wakeman
BA44676D0DA04DB...

_____
(Signature)

Keith Wakeman
_____
(Name)

CEO, Manager and Co-Founder
_____
(Title)

10/7/2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SUPERBETTER, LLC

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021 and 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management

SuperBetter, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC

Miami, FL

Vincenzo Mongio

August 22, 2022

BALANCE SHEETS

	December 31,	
	2021	**2020**
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,028	$ 18,167
Total assets	$ 7,028	$ 18,167
LIABILITIES AND MEMBERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 415	$ 1,519
Accrued compensation, related party	495,000	315,000
Due from related party	90,000	55,000
Total current liabilities	585,415	371,519
Convertible note payable	190,356	179,581
Total liabilities	775,771	551,100
Members' deficit	(768,743)	(532,933)
Total members' deficit	(768,743)	(532,933)
Total liabilities and members' deficit	$ 7,028	$ 18,167

See accompanying notes, which are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2021	**2020**
Net revenue	$ -	$ -
Operating expenses:		
General and administrative	210,506	224,966
Research and development	16,029	16,196
Total operating expenses	210,506	224,966
Loss from operations	(210,506)	(224,966)
Other income (expense), net		
Other income	1,500	27,800
Interest expense	(10,775)	(10,165)
Total other income, net	(9,275)	17,635
Net loss	$ (219,781)	$ (207,331)

See accompanying notes, which are an integral part of these financial statements.

STATEMENTS OF CHANGES IN MEMBERS' DEFICIT

	Total Members' Deficit
Balances at December 31, 2019	$ (309,406)
Distributions	(16,196)
Net loss	(207,331)
Balances at December 31, 2020	(532,933)
Distributions	(16,029)
Net loss	(219,781)
Balances at December 31, 2021	$ (768,743)

See accompanying notes, which are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2021		**2020**
Cash flows from operating activities:				
Net loss	$	(219,781)	$	(207,331)
Adjustments to reconcile net loss to net cash used in operating activities:				
Interest expense on convertible notes		10,775		10,165
Changes in operating assets and liabilities:				
Accounts payable		(1,104)		1,138
Accrued compensation, related party		180,000		180,000
Net cash used in operating activities		(30,110)		(16,028)
Cash flows from financing activities:				
Related party advances		35,000		30,000
Distributions		(16,029)		(16,196)
Net cash provided by financing activities		18,971		13,804
Net change in cash and cash equivalents		(11,139)		(2,224)
Cash and cash equivalents at beginning of year		18,167		20,391
Cash and cash equivalents at end of year	$	7,028	$	18,167
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-

See accompanying notes, which are an integral part of these financial statements.

1. NATURE OF OPERATIONS

SuperBetter, LLC (the "Company") dba SuperBetter was formed on November 4, 2014 in the State of Illinois. The Company's headquarters are located in Glen Ellyn, Illinois. The Company is a digital education and mental wellbeing company.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained net losses of $219,781 and $207,331 in 2021 and 2020, and an accumulated deficit of $768,463 as of December 31, 2021. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by loans and convertible notes. No assurances can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to accruals. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

Revenue is recognized at the time the services is provided to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expense, and are therefore not evaluated as a separate performance obligation.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, administrative expenditures, and information technology.

Research and Development Expenses

Research and development expenses include product development costs and are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average of membership units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per unit is the same as basic net loss per unit for each year. As of December 31, 2021 and 2020, potentially dilutive securities include outstanding convertible notes.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. **CONVERTIBLE NOTE PAYABLE**

The Company has four outstanding convertible note agreements totaling $132,000 in principal. The notes bear interest at 6% per annum, and are convertible into membership units with a valuation cap of $4,000,000 and a discount of 20%. As of December 31, 2021 and 2020, the outstanding principal and accrued interest was $190,356 and $179,581, respectively. The maturity date for all notes has passed. As such, all amounts are callable at the demand of the note holders.

5. **RELATED PARTY TRANSACTIONS**

During the years ended December 31, 2021 and 2020, the Company received advances from a member for $35,000 and $30,000 respectively. As of December 31, 2021, $90,000 was outstanding. The advances are non-interest bearing, unsecured and due on demand.

6. **COMMITMENTS AND CONTINGENCIES**

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

7. **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through August 27th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

8. **EQUITY**

The Company has authorized 9,076,726 units with 9,076,726 issued.

850,000 Class A units were issued and outstanding as of 2020 and 2021.

Voting: Class A units are entitled to one vote on Company matters.

Dividends: Class A units are entitled to allocations of profits, losses, and distributions.

616,726 Class B Units were issued and outstanding as of 2020 and 2021.

Voting: Class B units are non-voting.

Dividends: Class B units are entitled to allocations of profits, losses, and distributions.

7,610,000 Class C Units were issued and outstanding as of 2020 and 2021.

Voting: Class C units are non-voting.

Dividends: Class C units are entitled to allocations of profits, losses, and distributions. Class C Units represent "Profit Interests".

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

SUPERBETTER, LLC

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], SuperBetter, LLC, an Illinois limited liability company (the "**Company**"), hereby issues to the Investor the right to certain units of the Company's Capital Interests (defined below), subject to the terms set forth below.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Interests; or (2) issue to the Investor a number of Capital Interests (whether Common Interests, Preferred Interests or another class of interests issued by the Company), as applicable, sold in the First Equity Financing. The number of Capital Interests shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the **First Equity Financing Price** (as defined below).

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly

notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Interests; or (2) issue to the Investor a number of units of Capital Interests (whether Common Interests, Preferred Interests, or another class of interests issued by the Company) sold in the Subsequent Equity Financing. The number of such Capital Interests shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

        (b)   **<u>Liquidity Event</u>**.

        (i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of Common Interests equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

        (ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of units of the most recent issued Capital Interests (whether Common Interests, Preferred Interests, or another class of interests issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Units of Capital Interests granted in connection therewith shall have the same liquidation rights and preferences as the units of Capital Interests issued in connection with the Company's most recent Equity Financing.

        (iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this <u>Section 1(b)</u>, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

    Notwithstanding <u>Section 1(b)(i)(2)</u> or Section <u>1(b)(ii)(2)</u>, if the Company's managers (or board of directors if the Company is a corporation) determines in good faith that delivery of Capital Interests to the Investor pursuant to <u>Section 1(b)(i)(2)</u> or <u>Section 1(b)(ii)(2)</u> would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Interests, as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation).

        (c)   **<u>Dissolution Event</u>**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with <u>Section 1(a)</u> or <u>Section 1(b)</u>, subject to the preferences applicable to any series of Preferred Interests, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Equity Securities as determined in good faith by the Company's manager(s) (or board of directors if the Company becomes a corporation) at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Interests upon a Dissolution Event and (iii) and all holders of Common Interests.

        (d)   **<u>Termination</u>**.   This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Interests to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or Section <u>1(c)</u>.

2. *Definitions*

"**Capital Interests**" means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company. For the avoidance of doubt, a Change of Control shall not include a reorganization of the Company for the primary purpose of converting the Company from a limited liability company to a corporation.

"**Common Interests**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>. For purposes of this Crowd SAFE, "common limited liability company membership units" refers to those interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect of such interests.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Securities, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Interests, Preferred Interests, any other capital or profits interest of the Company or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Interests or Preferred Interests, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**First Equity Financing Price**" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than <u>or</u> equal to the Valuation Cap, the lowest price per interest of the Capital Interests sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding units of Capital Interests, assuming full conversion or exercise of all convertible and exercisable interests then outstanding, including units of convertible Preferred Interests and all outstanding vested or unvested options or warrants to purchase Equity Securities, but excluding (i) the issuance of all units of Capital Interests reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Securities by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Securities by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Securities (other than shares of Equity Securities not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Equity Securities of the Company for resale, as approved by the Company's managers, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Securities of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Equity Securities (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of Equity Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Interests**" means the preferred limited liability company membership interests of the Company or preferred stock of the Company, if the Company is restructured as a corporation.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Interests in accordance with its terms.

"**SAFE Price**" means the price per unit equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current articles of organization or operating agreement; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or board of managers; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of units of Capital Interests issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall reserve from its authorized but unissued shares of Equity Securities for issuance and delivery upon the conversion of this instrument, such number of shares of the Equity Securities as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Equity Securities issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current articles of organization or operating agreement, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Interests (whether such units or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Securities or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any of the Company's securities issued to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any Company's securities to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all managers, officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding Common Interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Interests. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company securities or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such securities under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of managers or equivalent governance body to be advisable to reorganize this instrument and any Equity Securities issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)	Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)	The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Interests for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member of the Company or any right to vote for the election of directors/manager(s) or upon any matter submitted to member at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until units have been issued upon the terms described herein.

(f)	Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or units the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile or organizational form.

(g)	In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)	All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)	All rights and obligations hereunder will be governed by the laws of the State of Illinois, without regard to the conflicts of law provisions of such jurisdiction.

(j)	Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be DuPage County, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

SUPERBETTER, LLC

By:
Name: Keith Wakeman
Title: Chief Executive Officer
Address: 535 Duane Street, Floor 1.5, Glen Ellyn, Illinois 60137
Email: keith@superbetter.com

INVESTOR:

By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by SuperBetter, LLC (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion ("**Custodial Conversion**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities at the direction of the Chief Executive Officer of SuperBetter, LLC. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by email, using the last known contact information of such Investor.

The "**Term"** the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **NOMINEE:**

                                                             Republic Investment Services LLC

By: By:

Name: Name: Youngro Lee, President

Date: Date:

COMPANY:

SuperBetter, LLC

By:

Name: Keith Wakeman, Chief Executive Officer

Date:

EXHIBIT C

Video Transcript

Transcript
Jane McGonigal TED Talk
The Game That Can Give you Ten Extra Years of Life

I'm a gamer, so I like to have goals. I like special missions and secret objectives. So here's my special mission for this talk: I'm going to try to increase the life span of every single person in this room by seven and a half minutes. Literally, you will live seven and half minutes longer than you would have otherwise, just because you watched this talk.

Okay, some of you are looking a little bit skeptical. That's okay, because check it out — I have math to prove that it is possible. And it won't make a lot of sense now. I'll explain it all later, just pay attention to the number at the bottom: plus-7.68245837 minutes that will be my gift to you if I'm successful in my mission.

Now, you have a secret mission too. Your mission is to figure out how you want to spend your extra seven and a half minutes. And I think you should do something unusual with them, because these are bonus minutes. You weren't going to have them anyway.

Now, because I'm a game designer, you might be thinking to yourself, I know what she wants us to do with those minutes, she wants us to spend them playing games. Now this is a totally reasonable assumption, given that I have made quite a habit of encouraging people to spend more time playing games. For example, in my first TEDTalk, I did propose that we should spend 21 billion hours a week as a planet playing video games.

Now, 21 billion hours, it's a lot of time. It's so much time, in fact, that the number one unsolicited comment that I have heard from people all over the world since I gave that talk, is this: Jane, games are great and all, but on your deathbed, are you really going to wish you spent more time playing Angry Birds? This idea is so pervasive — that games are a waste of time that we will come to regret — that I hear it literally everywhere I go.For example, true story: Just a few weeks ago, this cab driver, upon finding out that a friend and I were in town for a game developer's conference, turned around and said — and I quote — "I hate games. Waste of life. Imagine getting to the end of your life and regretting all that time."

Now, I want to take this problem seriously. I mean, I want games to be a force for good in the world. I don't want gamers to regret the time they spent playing, time that I encouraged them to spend. So I have been thinking about this question a lot lately. When we're on our deathbeds, will we regret the time we spent playing games?

Now, this may surprise you, but it turns out there is actually some scientific research on this question. It's true. Hospice workers, the people who take care of us at the end of our lives, recently issued a report on the most frequently expressed regrets that people say when they are literally on their deathbeds. And that's what I want to share with you today — the top five regrets of the dying.

Number one: I wish I hadn't worked so hard. Number two: I wish I had stayed in touch with my friends. Number three: I wish I had let myself be happier. Number four: I wish I'd had the courage to express my true self. And number five: I wish I'd lived a life true to my dreams, instead of what others expected of me.

Now, as far as I know, no one ever told one of the hospice workers, I wish I'd spent more time playing video games, but when I hear these top five regrets of the dying, I can't help but hear five deep human cravings that games actually help us fulfill.

For example, I wish I hadn't worked so hard. For many people, this means, I wish I'd spent more time with my family, with my kids when they were growing up. Well, we know that playing games together has tremendous family benefits. A recent study from Brigham Young University School of Family life reported that parents who spend more time playing video games with their kids have much stronger real-life relationships with them.

I wish I'd stayed in touch with my friends. Well, hundreds of millions of people use social games like FarmVille or Words With Friends to stay in daily contact with real-life friends and family. A recent study from [University of Michigan] showed that these games are incredibly powerful relationship-management tools. They help us stay connected with people in our social network that we would otherwise grow distant from, if we weren't playing games together.

I wish I'd let myself be happier. Well, here I can't help but think of the groundbreaking clinical trials recently conducted at East Carolina University that showed that online games can outperform pharmaceuticals for treating clinical anxiety and depression. Just 30 minutes of online game play a day was enough to create dramatic boosts in mood and long-term increases in happiness.

I wish I'd had the courage to express my true self. Well, avatars are a way to express our true selves, our most heroic, idealized version of who we might become. You can see that in this alter ego portrait by Robbie Cooper of a gamer with his avatar. And Stanford University has been doing research for five years now to document how playing a game with an idealized avatar changes how we think and act in real life, making us more courageous, more ambitious, more committed to our goals.

I wish I'd led a life true to my dreams, and not what others expected of me. Are games doing this yet? I'm not sure, so I've left a question mark, a Super Mario question mark.And we're going to come back to this one.

But in the meantime, perhaps you're wondering, who is this game designer to be talking to us about deathbed regrets? And it's true, I've never worked in a hospice, I've never been on my deathbed. But recently I did spend three months in bed, wanting to die.Really wanting to die.

Now let me tell you that story. It started two years ago, when I hit my head and got a concussion. Now the concussion didn't heal properly, and after 30 days I was left with symptoms like non-stop headaches, nausea, vertigo, memory loss, mental fog. My doctor told me that in order to heal my brain, I had to rest it. So I had to avoid everything that triggered my symptoms. For me that meant no reading, no writing, no video games, no work or email, no running, no alcohol, no caffeine. In other words — and I think you see where this is going — no reason to live.

Of course it's meant to be funny, but in all seriousness, suicidal ideation is quite commonwith traumatic brain injuries. It happens to one in three, and it happened to me. My brain started telling me, Jane, you want to die. It said, you're never going to get better. It said, the pain will never end.

And these voices became so persistent and so persuasive that I started to legitimately fear for my life, which is the time that I said to myself after 34 days — and I will never forget this moment — I said, I am either going to kill myself or I'm going to turn this into a game.

Now, why a game? I knew from researching the psychology of games for more than a decade that when we play a game — and this is in the scientific literature — we tackle tough challenges with more creativity, more determination, more optimism, and we're more likely to reach out to others for help. And I wanted to bring these gamer traits to my real-life challenge, so I created a role-playing recovery game called "Jane the Concussion Slayer".

Now this became my new secret identity, and the first thing I did as a slayer was call my twin sister — I have an identical twin sister named Kelly — and tell her, I'm playing a game to heal my brain, and I want you to play with me. This was an easier way to ask for help.

She became my first ally in the game, my husband Kiyash joined next, and together we identified and battled the bad guys. Now this was anything that could trigger my symptoms and therefore slow down the healing process, things like bright lights and crowded spaces. We also collected and activated power-ups. This was anything I could do on even my worst day to feel just a little bit good, just a little bit productive. Things like cuddling my dog for 10 minutes, or getting out of bed and walking around the block just once.

Now the game was that simple: Adopt a secret identity, recruit your allies, battle the bad guys, activate the power-ups. But even with a game so simple, within just a couple days of starting to play, that fog of depression and anxiety went away. It just vanished. It felt like a miracle. Now it wasn't a miracle cure for the headaches or the cognitive symptoms.That lasted for more than a year, and it was the hardest year of my life by far. But even when I still had the symptoms, even while I was still in pain, I stopped suffering.

Now what happened next with the game surprised me. I put up some blog posts and videos online, explaining how to play. But not everybody has a concussion, obviously, not everyone wants to be "the slayer," so I renamed the game SuperBetter.

And soon I started hearing from people all over the world who were adopting their own secret identity, recruiting their own allies, and they were getting "super better" facing challenges like cancer and chronic pain, depression and Crohn's disease. Even people were playing it for terminal diagnoses like ALS. And I could tell from their messages and their videos that the game was helping them in the same ways that it helped me. They talked about feeling stronger and braver. They talked about feeling better understood by their friends and family. And they even talked about feeling happier, even though they were in pain, even though they were tackling the toughest challenge of their lives.

Now at the time, I'm thinking to myself, what is going on here? I mean, how could a game so trivial intervene so powerfully in such serious, and in some cases life-and-death, circumstances? I mean, if it hadn't worked for me, there's no way I would have believed it was possible. Well, it turns out there's some science here too. Some people get stronger and happier after a traumatic event. And that's what was happening to us.

The game was helping us experience what scientists call post-traumatic growth, which is not something we usually hear about. We usually hear about post-traumatic stress disorder. But scientists now know that a traumatic event doesn't doom us to suffer indefinitely. Instead, we can use it as a springboard to unleash our best qualities and lead happier lives.

Here are the top five things that people with post-traumatic growth say: My priorities have changed. I'm not afraid to do what makes me happy. I feel closer to my friends and family. I understand myself better. I know who I really am now. I have a new sense of meaning and purpose in my life. I'm better able to focus on my goals and dreams.

Now, does this sound familiar? It should, because the top five traits of post-traumatic growth are essentially the direct opposite of the top five regrets of the dying. Now this is interesting, right? It seems that somehow, a traumatic event can unlock our ability to lead a life with fewer regrets.

But how does it work? How do you get from trauma to growth? Or better yet, is there a way to get all the benefits of post-traumatic growth without the trauma, without having to hit your head in the first place? That would be good, right?

I wanted to understand the phenomenon better, so I devoured the scientific literature, and here's what I learned. There are four kinds of strength, or resilience, that contribute to post-traumatic growth, and there are scientifically validated activities that you can do every day to build up these four kinds of resilience, and you don't need a trauma to do it.

Now, I could tell you what these four types of strength are, but I'd rather you experience them firsthand. I'd rather we all start building them up together right now. So here's what we're going to do. We're going to play a quick game together. This is where you earn those seven and a half minutes of bonus life that I promised you earlier. All you have to do is successfully complete the first four SuperBetter quests. And I feel like you can do it. I have confidence in you.

So, everybody ready? This is your first quest. Here we go. Pick one: Stand up and take three steps, or make your hands into fists, raise them over your head as high as you can for five seconds. Go! All right, I like the people doing both. You are overachievers. Very good. (Laughter)

Well done, everyone. Now that is worth plus-one physical resilience, which means that your body can withstand more stress and heal itself faster. Now we know from the research that the number one thing you can do to boost your physical resilience is to not sit still. That's all it takes. Every single second that you are not sitting still, you are actively improving the health of your heart, and your lungs and brains.

Everybody ready for your next quest? I want you to snap your fingers exactly 50 times, or count backwards from 100 by seven, like this: 100, 93 … Go!

(Snapping)

Don't give up.

(Snapping)

Don't let the people counting down from 100 interfere with your counting to 50.

(Laughter)

Nice. Wow. That's the first time I've ever seen that. Bonus physical resilience. Well done, everyone. Now that's worth plus-one mental resilience, which means you have more mental focus, more discipline, determination and willpower. We know from the scientific research that willpower actually works like a muscle. It gets stronger the more you exercise it. So tackling a tiny challenge without giving up, even one as absurd as snapping your fingers exactly 50 times or counting backwards from 100 by seven is actually a scientifically validated way to boost your willpower.

So good job. Quest number three. Pick one: Now because of the room we're in, fate's really determined this for you, but here are the two options. If you're inside, find a window and look out of it. If you're outside, find a window and look in. Or do a quick YouTube or Google image search for "baby [your favorite animal.]"

Now, you could do this on your phones, or you could just shout out some baby animals,I'm going to find some and put them on the screen for us. So, what do we want to see?Sloth, giraffe, elephant, snake. Okay, let's see what we got. Baby dolphin and baby llamas. Everybody look. Got that? Okay, one more. Baby elephant. We're clapping for that? That's amazing.

All right, now what we're just feeling there is plus-one emotional resilience, which means you have the ability to provoke powerful, positive emotions like curiosity or love, which we feel when we look at baby animals, when you need them most.

And here's a secret from the scientific literature for you. If you can manage to experience three positive emotions for every one negative emotion over the course of an hour, a day, a week, you dramatically improve your health and your ability to successfully tackle any problem you're facing. And this is called the three-to-one positive emotion ratio. It's my favorite SuperBetter trick, so keep it up.

All right, pick one, last quest: Shake someone's hand for six seconds, or send someone a quick thank you by text, email, Facebook or Twitter. Go!

(Chatting)

Looking good, looking good. Nice, nice. Keep it up. I love it! All right, everybody, that is plus-one social resilience, which means you actually get more strength from your friends, your neighbors, your family, your community. Now, a great way to boost social resilience is gratitude. Touch is even better.

Here's one more secret for you: Shaking someone's hand for six seconds dramatically raises the level of oxytocin in your bloodstream, now that's the trust hormone. That means that all of you who just shook hands are biochemically primed to like and want to help each other. This will linger during the break, so take advantage of the networking opportunities.

(Laughter)

Okay, well you have successfully completed your four quests, so let's see if I've successfully completed my mission to give you seven and a half minutes of bonus life. And here's where I get to share one more little bit of science with you. It turns out that people who regularly boost these four types of resilience — physical, mental, emotional and social — live 10 years longer than everyone else. So this is true. If you are regularly achieving the three-to-one positive emotion ratio, if you are never sitting still for more than an hour at a time, if you are reaching out to one person you care about every single day, if you are tackling tiny goals to boost your willpower, you will live 10 years longer than everyone else, and here's where that math I showed you earlier comes in.

So, the average life expectancy in the U.S. and the U.K. is 78.1 years, but we know from more than 1,000 peer-reviewed scientific studies that you can add 10 years of life to that by boosting your four types of resilience. So every single year that you are boosting your four types of resilience, you're actually earning .128 more years of life or 46 more days of life, or 67,298 more minutes of life, which means every single day, you are earning 184 minutes of life, or every single hour that you are boosting your four types of resilience, like we just did together, you are earning 7.68245837 more minutes of life.

Congratulations, those seven and a half minutes are all yours. You totally earned them.

(Applause)

Yeah! Awesome. Wait, wait, wait. You still have your special mission, your secret mission.How are you going to spend these seven and a half minutes of bonus life?

Well, here's my suggestion. These seven and a half bonus minutes are kind of like genie's wishes. You can use your first wish to wish for a million more wishes. Pretty clever, right? So, if you spend these seven and a half minutes today doing something that makes you happy, or that gets you physically active, or puts you in touch with someone you care about, or even just tackling a tiny challenge, you are going to boost your resilience, so you're going to earn more minutes.

And the good news is, you can keep going like that. Every hour of the day, every day of your life, all the way to your deathbed, which will now be 10 years later than it would have otherwise. And when you get there, more than likely, you will not have any of those top five regrets, because you will have built up the strength and resilience to lead a life truer to your dreams. And with 10 extra years, you might even have enough time to play a few more games.

Thank you.

(Applause)

Transcript
Parkland SuperBetter Partnership Video

SuperBetter is a nationally-recognized application that really takes the best of psychology in its seven-point methodology to empower users– in this case, youth– to really navigate life in a way that builds resilience. Bringing together all of that kind of greatness, if you will, at Parkland, we really wanted to focus on Parkland's Center for Student Innovation and SuperBetter coming together to advance a pretty novel innovative approach to advancing and promoting resilience in under-resourced adolescents in Dallas ages 14-17. We believe that by starting with a cohort of youth, that over time, we will develop certainly something that is scalable and deployable beyond Dallas County.

Transcript: SuperBetter Children in Zambia video

Get up
Feel strong
Move forward; 1, 2, 3 Move backwards; 1 SuperBetter
children

Transcript
Keith Wakeman
Milken-Penn Graduate School of Education Business Plan Competition

Hi, my name is Keith Wakeman, and I'm the CEO at SuperBetter. SuperBetter brings social and emotional learning to life though middle school and high school classrooms in a way that's practical and engaging.

I co-founded SuperBetter together with Jane McGonigal, our Chief Science Officer. I'm an innovator, a brand builder; I've led the development and launch of over one billion dollars of new products. Jane is a researcher and a world-renowned game designer, and best known as the global thought leader for how we can use the science of games to improve real lives. Jane is also the inventor of SuperBetter, and she shared her story that led to SuperBetter in this popular TED Talk with over 8 million views.

You see, Jane hit her head and got a concussion, and the concussion didn't heal properly, and over time Jane was experiencing anxiety, depression, suicidal ideation. Her damaged brain was saying, "Jane, you have no reason to live", and Jane finally got to the point that she said, "I'm going to either create a game to help myself heal, or I'm going to kill myself."

Fortunately for the world, she created a game that is now SuperBetter and has helped over one million people overcome obstacles in their own lives. The problem that we solve today is youth mental health, which has been in decline in this country for a decade, and it's been made much worse in the past 18 months because of the pandemic. Middle school and high school teachers – they're on the front lines, and they see and they feel the impact on their students every day, and they want and need practical and engaging tools to help– tools like SuperBetter, a game-based learning platform that promotes social and emotional learning, resilience, mental health, and diversity, equity, and inclusion. At the heart of SuperBetter is a proven methodology that empowers students to bring the same mindset and the same psychology that they use when they play games into the real world.

How does it work in the classroom? Well, teachers host games and students play games. Teachers select a game from the SuperBetter library, or they create a new game using our methodology. They begin and end the game with a classroom discussion, and while students play during the week, they're monitoring activities completed in their admin portal. Students play the game outside of class on the web and mobile device. This flipped classroom model is strategic for social and emotional learning, because while most teachers see the value in SEL, it's not a core curriculum, and they often struggle with other priorities to find meaningful and consistent classroom time to spend on it. Students accept the challenge to play. Each day, they spend five to ten minutes completing their gameful activities. They activate "power-ups"-- quick, simple activities that give them positive energy. They battle "bad guys", which are obstacles that get in the way of their goal. And they complete quests, which are steps toward their epic win. As they play, students build their whole-person resilience and earn badges for each new skill developed.

SuperBetter gets great reviews on the App Store– 4.7 out of 5 stars, and not only do individuals love it, but teachers and therapists enthusiastically recommend it. Schools are recommending SuperBetter, and teachers on their own have been creating SuperBetter classrooms to bring out gameful methodology to life.

SuperBetter is backed by published, randomized, controlled, in-clinical trials. In this study at the University of Pennsylvania, playing SuperBetter for 30 days significantly reduced anxiety and depression.

Our near-term total addressable market is $2 billion, and our revenue model is a premium subscription. Teachers subscribe to host games for their students, and school districts purchase annual site licenses.

School districts want to invest in evidence-based social and emotional learning. In the latest pandemic relief bill, $122 billion dollars was allocated to K-12 school districts around the country, and when surveyed, two-thirds of school districts said they plan to spend stimulus funds on SEL.

SuperBetter is very differentiated. Compared to meditation apps, SuperBetter's gameful approach is more engaging and actionable for students, and compared to traditional SEL curriculums, SuperBetter excels at helping students develop skills in the real world.

In the *New York Times* bestselling book *SuperBetter: The Power of Living Gamefully*, Jane discusses the strengths that we naturally display during gameplay. When we play a game, we tackle tough challenges with more creativity, with more determination and more optimism, and we're more likely to reach out to others for help. Imagine a world where a generation of young people is equipped with these same powerful psychological strengths to help them succeed and thrive in the real world.

The crisis of youth mental health is urgent and broad-reaching. Our bold mission is to unlock the heroic potential of 50 million youth in the next five years. Will you join us?

EXHIBIT D

Testing the Waters Communication

SuperBetter

Empowering youth mental health using the psychology of game play



$85,042
Total reserved

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A winner of The World Economic Forum's Youth Mental Health Challenge

Over 1 million people have played the SuperBetter web & mobile app

Invented by world-renowned game designer Jane McGonigal

Great reviews on App Store (4.7/5 stars), recommended by schools & colleges

Significantly reduces anxiety & depression in published studies

Revenue-generating collaboration with Parkland Health System

Launching Squad Play and a new subscription revenue model in January

Custom content (Republic admins only)

Problem

1 in 3 high school students experienced poor mental health last year



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—

We're in a youth mental health crisis
and the U.S. Surgeon General calls for a swift response:

Mental health challenges in children, adolescents, and young adults are real and widespread.

Even before the pandemic, an alarming number of young people struggled with feelings of helplessness, depression, and thoughts of suicide — and rates have increased over the past decade.

~ U.S. Surgeon General Vivek Murthy

—

Teachers feel the impact on their students every day

Educators can play a bigger role to promote youth mental health, but need practical tools for their classroom realities



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—

We can't treat our way out of the mental health crisis

There comes a point where we need to stop just pulling people out of the river.

We need to go upstream and find out why they're falling in.

~ Desmond Tutu

Many are doing important work to improve access to mental health care, but fixing treatment access isn't enough.

Ending the crisis requires going upstream to develop protective factors and reduce prevalence of anxiety, depression & suicide.

SuperBetter fills the gap for prevention that is easily-accessible, evidence-based, cost-efficient and globally-scalable.

Solution

SuperBetter empowers youth to overcome obstacles & achieve their goals

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SUPERBETTER
Student Success
Mental health



Its unique methodology applies the psychology of game play to all of life

The 7 rules for playing:


Challenge yourself
Collect & activate power-ups
Find & battle the bad guys
Seek out & complete quests
Recruit your allies
Adopt a secret identity
Go for an epic win

It connects to young peoples' affinity for video games

- 75% of US youth play video games

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—

A tool for teachers to empower student success

A new Squad Play feature transforms SuperBetter into an *evidence-based tool* for anyone who teaches, coaches & supports others - especially youth and young adults.

An important target is teachers and social-emotional learning. Learn more in this 5-minute pitch from the Milken-Penn Graduate School of Education Business Plan Competition Finals:

SuperBetter K12 School Expansion



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Product

SuperBetter brings social-emotional learning to life





SuperBetter brings social-emotional learning to life for middle school and high school classrooms by making it practical & engaging. Teachers host Challenges that students play in real life to develop life skills and increase their resilience & mental health.

How it works

Teachers host Challenges from their admin portal

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3. Monitor student progress


Interpersonal Skills
Emotional Intelligence
Cognitive Skills
Teamwork
Self Leadership
Mental Health
Equity and Inclusion
Showing 30 Games
Sort
5 DAYS
Flexible Thinking
Thrive in a world where we are exposed to more information and different viewpoints than ever before.
Select
5 DAYS
Future Finding
Flexible Thinking
5 DAYS
Creative Ideation
5 DAYS
Time Management
5 DAYS
Understanding Biases
5 DAYS
Agile Thinking

—

Students play on their web or mobile device outside class

1. Accept the challenge to play
2. Play Superbetter for 5-10 minutes a day
3. Activate power-ups, battle bad guys, complete quests & check-in with allies as they go for their epic win


Activate Power-ups
Battle Bad Guys
Complete Quests
Ally Check-in
Power-up
Bad guy
Quest
Ally check-in
60 SEC

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Traction

1 MILLION +

people have played SuperBetter

—

Great reviews

Love it!
It's a fun way to practice being a better version of yourself.

Best app for anxiety, EVER!
This app is the best for children with anxiety, and grown ups too!

My teacher recommended this app!
I absolutely love it!

Great app!!
I'm a therapist and struggle with getting clients to do small things to build momentum and achieve their goals. This app does that.

Yes!
Love this app. If you haven't watched Jane McGonigal's TED Talks, you should. And then read her book SuperBetter. Love it.



4.7 / 5.0 stars

(7K+ ratings)

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1 of 14 global youth mental health ventures selected to join a community of innovators tackling the world's most pressing issues



uplink
The open innovation platform of the World Economic Forum
Top Innovator
SUPERBETTER

Backed by science

Playing SuperBetter improves resilience & mental health







Depression
49% reduction
33.1
23.8
19.1
16.8
Center for Epidemiological Studies Depression Scale
Anxiety
61% reduction
11
7.8
6.9
4.3
Generalized Anxiety Disorder Scale
Games for Health Journal: 2015
Week 0
Week 2
Week 4
Week 6

Penn
University of Pennsylvania

Randomized Controlled Trial

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Mental Health & Resilience

Playing SuperBetter for 30 days reduces depression & anxiety; and increases optimism, social support, self-efficacy, life satisfaction

Randomized controlled trial published in *Games for Health Journal*

Depression

#1 effect size for reducing depression symptoms among 22 apps evaluated in randomized controlled studies

First meta-analysis of RCTs evaluating smart-phone based mental health interventions for depression

Anxiety

#1 effect size for reducing anxiety symptoms among 9 apps evaluated in randomized controlled studies

First meta-analysis of RCTs evaluating smart-phone based mental health interventions for anxiety

Recovery & Resilience

Playing SuperBetter for 3-6 weeks improves concussion symptoms & optimism among teenagers with persistent concussion

NIH funded clinical trial published in *Brain Injury Journal*

Depression & Anxiety

Playing SuperBetter reduced anxiety & depression symptoms during COVID-19, with positive results maintained at the 6-month mark.

Clinical trial published in *Frontiers in Psychology*

Behavior Change

#1 among 52 physical activity game apps for inclusion of Health Behavior Theory (HBT) practices.

Evaluation of health behavior theory practices in physical game apps published in *Journal of Medical Internet Research Serious Games*

—

Schools recommend SuperBetter

































—

Teachers are creating SuperBetter Classrooms





explore
Oak Cliff
adventure awaits
Welcome to English I Pre-AP!
BISON

The 5 best social emotional learning apps for teachers
~ Classcraft blog
MENTAL
EMOTIONAL

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Welcome
STICK AROUND

MAKING
YOUR BODY
STRONGER
CONNECTING
WITH OTHER
PEOPLE

EdTech industry accolades







WORLD'S MOST INNOVATIVE
TOP
25
2021
GSV CUP
EDUCATION + DIGITAL LEARNING COMPANIES
SOUTH
SUMMIT
EnlightED 2021 Finalist
GO GLOBAL AWARDS 2021
WINNER
SUPERBETTER
1st place EdTech
MILKEN-PENN GSE
Education Business Plan Competition
2021 Finalist
Peoples Choice Winner
SUPERBETTER
PASSPORT

Press

SuperBetter & team are featured in 150+ media stories in 2022

Find our favorites in the Press section below.

Customers

A versatile, global platform

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Education
K-12 Schools
Higher Ed
Youth Mentoring
Sports & Fitness
Youth Sports
Fitness Instructors
E-Sports Clubs
Affinity Groups
Friends & Families
Social Groups & Clubs
Peer Support Groups
Career & Workplace
Small Employers
Large Employers
Career Coaches
Health & Wellbeing
Group Therapy
Health Coaches
Community Health
Brands & Influencers
Non-profits
Celebrities
Brands

Nearly 40% of the world plays video games

3 Billion Gamers



Half of players outside US

	Country	%
1	United States	50%
2	Canada	8%
3	UK	6%
4	Australia	3%
5	Germany	3%
6	China	3%
7	India	2%
8	Netherlands	2%
9	France	1%
10	Brazil	1%

Notable partnerships

Parkland Health System

A revenue-producing partnership to empower at-risk teens

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Parkland SuperBetter Partnership



—

Global Development Pilot Program
SuperBetter Children in Zambia

Can the SuperBetter framework (without the app) be used by students in low-resource schools in developing countries to build resilience and tackle global health challenges including mental health, malaria and nutrition?

SuperBetter Children in Zambia, a 1-year pilot led by our allies at Children for Health, ends soon. The results are promising.

RESILIENCE DANCE

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Business model

Scalable & profitable revenue model driven by impact

Subscriptions will be introduced with Squad Play

Self-serve subscriptions

Hosts

$99/year

host up to 30 players

$597/year

Players

Free

squad play

$25/year

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Designed for efficient customer acquisition.

Hosts purchase a subscription on the SuperBetter website (like Kahoot! & other successful EdTech companies).

It's free to play Challenges hosted by others.

An upgraded player subscription adds Solo Play, a Challenge library and tools to personalize the player journey.

Teacher hosts create warm leads to sell site licenses to schools.

—

Jump-starting revenue

For early revenue, a newsletter campaign will announce Squad Play to the 1 million+ people with SuperBetter accounts

—

Financial projections*



Revenue Forecast

$9.4M

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$0.2M 2022

$2.6M 2023

2024

Click here for important information regarding Financial Projections which are not guaranteed.

Market

$14 billion+ market

Market	Target Size in US	# Eligible Players	Annual Price	Average Price	Total
Self-Serve on App Stores					**$4.3 billion**
Teachers	3.7 million	n/a	$99-$597	$250	$0.9 billion
Small Employers	6.6 million	n/a	$99-$597	$250	$1.7 billion
Coaches & mentors	10.6 million	n/a	$99	$99	$1.1 billion
Stressed Young Adults	22.0 million	n/a	$25	$25	$0.6 billion
Bulk App Licenses					**$3.2 billion**
K-12 Schools	130,000	56 million	$20/student	$20	$1.1 billion
Higher Ed	5,300	20 million	$20/student	$20	$0.4 billion
Enterprise / Employers	20,000[1]	68 million [1]	$25/employee	$25	$1.7 billion
TAM outside of US (estimated, 48% of total)					**$6.9 billion**

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Medical News Today

And the #1 best for children & teenagers

SuperBetter is differentiated vs. the other top apps

Meditation Apps

- Strength: Popular, easy to implement

- **SuperBetter is more engaging & actionable for youth & young adults**

Mental Healthcare Apps

- Strength: Good for symptom management

- **SuperBetter is more versatile and supports success in all areas of life**

Virtual Therapy Apps

- Strength: Good for personalized care

- **SuperBetter is more affordable, and a practical tool for teachers**

        

* As a bootstrapped small business we're proud to find SuperBetter alongside market-leading, VC-backed unicorns with $1 billion+ valuations including Calm, Headspace & Talkspace.

Find more articles featuring SuperBetter as a 'best app for mental health' in the Press section below.



Social Emotional Learning

In classrooms, our solution compares favorably to traditional social-emotional learning curriculums.

SEL Curriculums

- Strength: Good for teaching concepts

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Vision and strategy

Our team's north star:

Unlock the heroic potential
of 50 million youth & young adults
in the next 5 years



Squad Play catalyzes profitable scaling

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—

The funds raised will grow our impact & revenue faster

Squad Play product development is funded with revenue

Additional funds will enable:

- A marketing campaign to launch Squad Play
- Closing a pipeline of partnerships with organizations interested in bringing SuperBetter to their customers & communities
- Making the Squad Play experience better, faster
- More Challenges for the library
- Adding languages beyond English sooner (in 2023)



Funding

$170K raised from Friends & Family in 2015

Bootstrapped since 2015

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Our communities



uplink

UpLink is a platform connecting problem-solving innovators with the expertise and network of The World Economic Forum

.



Completed the gBETA Social Impact Accelerator for ventures advancing equity in education

.



A community of Founders that aim to make the EdTech industry easier to navigate

.



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Founders

A world-renowned game designer and a brand builder who knows how to scale innovation profitably



Keith Wakeman
CEO
Purpose-driven Innovator. Brand Builder. Launched $1 billion+ in new products. Experienced at growing revenue & profits.



Jane McGonigal, PhD
Chief Science Officer
SuperBetter Inventor. Game Designer. Researcher. Futurist. Bestselling Author. Director of Games Research at the Institute for the Future.

—

SuperBetter TED Talk watched 8 million times

The game that can give you 10 extra years of...



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—

NY Times Bestseller


New York Times Bestseller
“Grounded in scientific research, and based on the experiences of over half a million people,
SuperBetter
The Power of Living Gamefully
is at heart a simple and transformative idea: We can use the same psychological strengths we display when we play games to confront real-life challenges, from trauma and illness to just changing our habits for the better.”
—DANIEL H. PINK
Jane McGonigal

Summary

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Like most parents, we feel the impact of the youth mental health crisis in our own families, schools and communities.

We all want a better future for our children.

Will you join us?

Add new section

Bonus perks ⓘ

If SuperBetter launches an offering and you complete an investment, you may receive perks.

About SuperBetter

Legal Name	SuperBetter, LLC
Founded	Nov 2014
Form	Illinois LLC
Employees	0
Website	superbetter.com
Social Media	🐦 in f
Headquarters	535 Duane Street, Floor 1.5, Glen Ellyn, IL, United States 60137

SuperBetter Team

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Keith Wakeman
CEO, Product & Partnerships

Jane McGonigal
Science

Alice Jang
Content

Joan LeBac
Operations & Customer Service

Julia Monfrini Peev
Advisor

Kassidy Harper
Marketing

FAQ

How do I earn a return?

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Can anyone become an investor in SuperBetter?

Can anyone become an investor in SuperBetter?

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Limiting the right to participate in investment opportunities to privileged groups continues to be a common practice.

But that's not who we are.

SuperBetter partnered with Republic so that **anyone** can invest and enjoy a financial stake in our company.

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Republic

Company Name
SuperBetter

Logo



Headline
Empowering youth mental health using the psychology of game play

Slides



WELCOME TO SUPERBETTER
SuperBetter is Strength
SuperBetter helps build personal resilience: the ability to stay strong, motivated, and optimistic even in the face of a tough challenge.
I WANT TO PLAY!

Tags
B2C, Companies, Mental Wellness, Coming Soon, Apps

Pitch text

Summary

- A winner of The World Economic Forum's Youth Mental Health Challenge
- Over 1 million people have played the SuperBetter web & mobile app
- Invented by world-renowned game designer Jane McGonigal
- Great reviews on App Store (4.7/5 stars), recommended by schools & colleges
- Significantly reduces anxiety & depression in published studies
- Revenue-generating collaboration with Parkland Health System
- Launching Squad Play and a new subscription revenue model in January

Problem

1 in 3 high school students experienced poor mental health last year



—



We're in a youth mental health crisis
and the U.S. Surgeon General calls for a swift response:


Mental health challenges in children, adolescents, and young adults are real and widespread.
Even before the pandemic, an alarming number of young people struggled with feelings of helplessness, depression, and thoughts of suicide — and rates have increased over the past decade.
~ U.S. Surgeon General Vivek Murthy

—

Teachers feel the impact on their students every day

Educators can play a bigger role to promote youth mental health, but need practical tools for their classroom realities



—

We can't treat our way out of the mental health crisis

> There comes a point where we need to stop just pulling people out of the river.
>
> We need to go upstream and find out why they're falling in.
>
> ~ Desmond Tutu

Many are doing important work to improve access to mental health care, but fixing treatment access isn't enough.

Ending the crisis requires going upstream to develop protective factors and reduce prevalence of anxiety, depression & suicide.

SuperBetter fills the gap for prevention that is easily-accessible, evidence-based, cost-efficient and globally-scalable.

Solution

SuperBetter empowers youth to overcome obstacles & achieve their goals





—

**Its unique methodology applies
the psychology of game play to all of life**



The 7 rules for playing:



Challenge yourself
Collect & activate power-ups
Find & battle the bad guys
Seek out & complete quests
Recruit your allies
Adopt a secret identity
Go for an epic win

—

It connects to young peoples' affinity for video games

- 75% of US youth play video games
- SuperBetter brings the same gameful mindset to all of life





—

A tool for teachers to empower student success

A new Squad Play feature transforms SuperBetter into an *evidence-based tool* for anyone who teaches, coaches & supports others - especially youth and young adults.

An important target is teachers and social-emotional learning. Learn more in this 5-minute pitch from the Milken-Penn Graduate School of Education Business Plan Competition Finals:

Product

SuperBetter brings social-emotional learning to life



SuperBetter brings social-emotional learning to life for middle school and high school classrooms by making it practical & engaging. Teachers host Challenges that students play in real life to develop life skills and increase their resilience & mental health.

How it works

Teachers host Challenges from their admin portal

1. Select from library, or create new Challenge (e.g. a 5-day Challenge to develop the skill of empathy)
2. Invite students to play
3. Monitor student progress





Interpersonal Skills
Emotional Intelligence
Cognitive Skills
Teamwork
Self Leadership
Mental Health
Equity and Inclusion
Showing 30 Games
Sort
5 DAYS
Flexible Thinking
Thrive in a world where we are exposed to more information and different viewpoints than ever before.
Select
5 DAYS
Future Finding
Flexible Thinking
5 DAYS
Creative Ideation
5 DAYS
Time Management
5 DAYS
Understanding Biases
5 DAYS
Agile Thinking

—

Students play on their web or mobile device outside class

1. Accept the challenge to play
2. Play Superbetter for 5-10 minutes a day
3. Activate power-ups, battle bad guys, complete quests & check-in with allies as they go for their epic win



Activate Power-ups
Battle Bad Guys
Complete Quests
Ally Check-in
Power-up
Take a Small Leap
Activated!
Bad guy
The Self Critic
Battle Strategy
Battled
Quest
Muchas Gracias
Completed
Ally check-in
Need a Topic?
What bad guy really challenged me this week ?
Checked-in

Traction



1 MILLION +

people have played SuperBetter

—

Great reviews



4.7 / 5.0 stars

(7K+ ratings)

Love it!
It's a fun way to practice being a better version of yourself.

Best app for anxiety, EVER!
This app is the best for children with anxiety, and grown ups too!

My teacher recommended this app!
I absolutely love it!

Great app!!
I'm a therapist and struggle with getting clients to do small things to build momentum and achieve their goals. This app does that.

Yes!
Love this app. If you haven't watched Jane McGonigal's TED Talks, you should. And then read her book SuperBetter. Love it.

—

A winner of The World Economic Forum's Youth Mental Health Challenge

1 of 14 global youth mental health ventures selected to join a community of innovators tackling the world's most pressing issues





uplink
The open innovation platform
of the World Economic Forum
Top
Innovator
SUPERBETTER

—

Backed by science

Playing SuperBetter improves resilience & mental health



Depression
49%
reduction
33.1
23.8
19.1
16.8
Center for Epidemiological
Studies Depression Scale
Anxiety
61%
reduction
11
7.8
6.9
4.3
Generalized Anxiety
Disorder Scale
Games for Health Journal: 2015
Week 0
Week 2
Week 4
Week 6
Penn
UNIVERSITY of PENNSYLVANIA
Randomized Controlled Trial

—

Evaluated in a dozen published studies

Find links to the 12 publications here



Penn
University of Pennsylvania
World Psychiatry
Journal of Affective Disorders
The Ohio State University
frontiers in Psychology
Mental Health & Resilience
Playing SuperBetter for 30 days reduces depression & anxiety; and increases optimism, social support, self-efficacy, life satisfaction
Randomized controlled trial published in Games for Health Journal
Depression
#1 effect size for reducing depression symptoms among 22 apps evaluated in randomized controlled studies
First meta-analysis of RCTs evaluating smart-phone based mental health interventions for depression
Anxiety
#1 effect size for reducing anxiety symptoms among 9 apps evaluated in randomized controlled studies
First meta-analysis of RCTs evaluating smart-phone based mental health interventions for anxiety
Recovery & Resilience
Playing SuperBetter for 3-6 weeks improves concussion symptoms & optimism among teenagers with persistent concussion
NIH funded clinical trial published in Brain Injury Journal
Depression & Anxiety
Playing SuperBetter reduced anxiety & depression symptoms during COVID-19, with positive results maintained at the 6-month mark.
Clinical trial published in Frontiers in Psychology
Behavior Change
#1 among 52 physical activity game apps for inclusion of Health Behavior Theory (HBT) practices.
Evaluation of health behavior theory practices in physical game apps published in Journal of Medical Internet Research Serious Games

—

Schools recommend SuperBetter



—

Teachers are creating SuperBetter Classrooms





Welcome to English I Pre-AP!
Ms. Long
BISON
SUPERBETTER
Syllabus

The 5 best social emotional learning apps for teachers
~ Classcraft blog
Mental Resilience
Making your brain stronger
Emotional Resilience
Exercising positive emotions
SuperBetter
Physical Resilience
Making your body stronger
Social Resilience
Connecting with other people

—

EdTech industry accolades









WORLD'S MOST INNOVATIVE EDUCATION • DIGITAL LEARNING COMPANIES
TOP 25
2021 GSV CUP
SOUTH SUMMIT
EnlightED 2021 Finalist
GO GLOBAL AWARDS 2021
WINNER
SUPERBETTER
1st place EdTech
MILKEN-PENN GSE
Education Business Plan Competition
2021 Finalist
Peoples Choice Winner
SUPERBETTER
PASSPORT

—

Press

SuperBetter & team are featured in 150+ media stories in 2022

Find our favorites in the Press section below.

Customers

A versatile, global platform

Anyone can purchase a subscription on the website and host SuperBetter Challenges





Education
K-12 Schools
Higher Ed
Youth Mentoring
Sports & Fitness
Youth Sports
Fitness Instructors
E-Sports Clubs
Affinity Groups
Friends & Families
Social Groups & Clubs
Peer Support Groups
Career & Workplace
Small Employers
Large Employers
Career Coaches
Health & Wellbeing
Group Therapy
Health Coaches
Community Health
Brands & Influencers
Non-profits
Celebrities
Brands



Nearly 40% of the world plays video games

3 Billion Gamers

Half of players outside US

	Country	%
1	United States	50%
2	Canada	8%
3	UK	6%
4	Australia	3%
5	Germany	3%
6	China	3%
7	India	2%
8	Netherlands	2%
9	France	1%
10	Brazil	1%

Notable partnerships

Parkland Health System
A revenue-producing partnership to empower at-risk teens

Funded in part by winning a $150,000 prize in the United Way of Metropolitan Dallas Health Innovation Technology Challenge



—

Global Development Pilot Program
SuperBetter Children in Zambia

Can the SuperBetter framework (without the app) be used by students in low-resource schools in developing countries to build resilience and tackle global health challenges including mental health, malaria and nutrition?

SuperBetter Children in Zambia, a 1-year pilot led by our allies at Children for Health, ends soon. The results are promising.

Business Model

Scalable & profitable revenue model driven by impact



Subscriptions will be introduced with Squad Play

Self-serve subscriptions

Hosts	Players
$99/year	**Free**
host up to 30 players	squad play
$597/year	**$25**/year
host up to 199 players	squad + solo play

Designed for efficient customer acquisition.

Hosts purchase a subscription on the SuperBetter website (like Kahoot! & other successful EdTech companies).

It's free to play Challenges hosted by others.

An upgraded player subscription adds Solo Play, a Challenge library and tools to personalize the player journey.

Teacher hosts create warm leads to sell site licenses to schools.

—

Jump-starting revenue

For early revenue, a newsletter campaign will announce Squad Play to the 1 million+ people with SuperBetter accounts

—

Financial projections*



Revenue Forecast



$0.2M — 2022
$2.6M — 2023
$9.4M — 2024

* Click here for important information regarding Financial Projections which are not guaranteed.

Market

$14 billion+ market

Market	Target Size in US	# Eligible Players	Annual Price	Average Price	Total
Self-Serve on App Stores					**$4.3 billion**
Teachers	3.7 million	n/a	$99-$597	$250	$0.9 billion
Small Employers	6.6 million	n/a	$99-$597	$250	$1.7 billion
Coaches & mentors	10.6 million	n/a	$99	$99	$1.1 billion
Stressed Young Adults	22.0 million	n/a	$25	$25	$0.6 billion
Bulk App Licenses					**$3.2 billion**
K-12 Schools	130,000	56 million	$20/student	$20	$1.1 billion
Higher Ed	5,300	20 million	$20/student	$20	$0.4 billion
Enterprise / Employers	20,000[1]	68 million [1]	$25/employee	$25	$1.7 billion
TAM outside of US (estimated, 48% of total)					**$6.9 billion**



One of the top 8 mental health apps for 2022 in Medical News Today

And the #1 best for children & teenagers

SuperBetter is differentiated vs. the other top apps



Meditation Apps
- Strength: Popular, easy to implement
- **SuperBetter is more engaging & actionable for youth & young adults**

Mental Healthcare Apps
- Strength: Good for symptom management
- **SuperBetter is more versatile and supports success in all areas of life**

Virtual Therapy Apps
- Strength: Good for personalized care
- **SuperBetter is more affordable, and a practical tool for teachers**

Calm · headspace | SANVELLO · MOODNOTES · happify | 7 Cups · talkspace

* As a bootstrapped small business we're proud to find SuperBetter alongside market-leading, VC-backed unicorns with $1 billion+ valuations including Calm, Headspace & Talkspace.

Find more articles featuring SuperBetter as a 'best app for mental health' in the Press section below.

—

Social Emotional Learning

In classrooms, our solution compares favorably to traditional social-emotional learning curriculums.



SEL Curriculums

- Strength: Good for teaching concepts

- SuperBetter is more personalized & develops skills in the real world

Vision And Strategy

Our team's north star:

Unlock the heroic potential of 50 million youth & young adults in the next 5 years

Squad Play catalyzes profitable scaling

Our bold North Star reflects the scale & urgency of the global youth mental health crisis. As Squad Play gains traction we'll use market & customer data



to prioritize channel, geography & strategic partnership opportunities to expand impact and revenue.

—

The funds raised will grow our impact & revenue faster

Squad Play product development is funded with revenue

Additional funds will enable:

- A marketing campaign to launch Squad Play
- Closing a pipeline of partnerships with organizations interested in bringing SuperBetter to their customers & communities
- Making the Squad Play experience better, faster
- More Challenges for the library
- Adding languages beyond English sooner (in 2023)



Funding

$170K raised from Friends & Family in 2015

Bootstrapped since 2015

- SuperBetter partnered with Republic so that **anyone** can be an investor, regardless of their wealth, income or net worth.



Our communities



UpLink is a platform connecting problem-solving innovators with the expertise and network of The World Economic Forum

•



Completed the gBETA Social Impact Accelerator for ventures advancing equity in education

•



A community of Founders that aim to make the EdTech industry easier to navigate

•





supports small business as they rapidly scale

Founders

A world-renowned game designer and a brand builder who knows how to scale innovation profitably



Keith Wakeman
CEO
Purpose-driven Innovator. Brand Builder. Launched $1 billion+ in new products. Experienced at growing revenue & profits.



Jane McGonigal, PhD
Chief Science Officer
SuperBetter Inventor. Game Designer. Researcher. Futurist. Bestselling Author. Director of Games Research at the Institute for the Future.

—

SuperBetter TED Talk watched 8 million times

—

NY Times Bestseller





New York Times Bestseller

"Grounded in scientific research, and based on the experiences of over half a million people,

SuperBetter

The Power of Living Gamefully

is at heart a simple and transformative idea: We can use the same psychological strengths we display when we play games to confront real-life challenges, from trauma and illness to just changing our habits for the better."

—DANIEL H. PINK

Jane McGonigal

Summary

Invest in a future you believe in

Like most parents, we feel the impact of the youth mental health crisis in our own families, schools and communities.

We all want a better future for our children.

Will you join us?



Team

	Keith Wakeman	CEO, Product & Partnerships
	Jane McGonigal	Science
	Joan LaBue	Operations & Customer Service
	Julia Monfrini Peev	Advisor
	Alice Jung	Content

Perks

FAQ



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Can anyone become an investor in SuperBetter?

Republic gives people the power to invest in the future they believe in.

Historically, investments outside of the stock market were reserved for institutional investors and wealthy individuals with sufficient income & net worth to qualify as accredited investors.

Limiting the right to participate in investment opportunities to privileged groups continues to be a common practice.

But that's not who we are.

SuperBetter partnered with Republic so that **anyone** can invest and enjoy a financial stake in our company.

If you care about the cause of youth mental health, we invite you to join us as an ally in our epic journey.

This approach to fundraising is enabled by The Jumpstart Our Business Startups Act, or JOBS Act, which was signed into law in 2012. Its purpose is to encourage funding of small businesses by easing securities regulations that previously limited participation to certain investor classes.

How do I earn a return?

In return for their investment, investors receive a Crowd SAFE which is a financial stake in the company.
Learn about Crowd SAFEs here





Republic

Company Name

SuperBetter

Logo



SUPERBETTER

Headline

Empowering youth mental health using the psychology of game play

Slides



WELCOME TO SUPERBETTER
SuperBetter is Strength
SuperBetter helps build personal resilience: the ability to stay strong, motivated, and optimistic even in the face of a tough challenge.
I WANT TO PLAY!

Tags

B2C, Companies, Mental Wellness, Coming Soon, Apps

Summary

- A winner of The World Economic Forum's Youth Mental Health Challenge
- Over 1 million people have played the SuperBetter web & mobile app
- Invented by world-renowned game designer Jane McGonigal
- Great reviews on App Store (4.7/5 stars), recommended by schools & colleges
- Significantly reduces anxiety & depression in published studies
- Revenue-generating collaboration with Parkland Health System
- Launching Squad Play and a new subscription revenue model in January

Problem

1 in 3 high school students experienced poor mental health last year



—

We're in a youth mental health crisis
and the U.S. Surgeon General calls for a swift response:



> Mental health challenges in children, adolescents, and young adults are real and widespread.
>
> Even before the pandemic, an alarming number of young people struggled with feelings of helplessness, depression, and thoughts of suicide — and rates have increased over the past decade.
>
> ~ U.S. Surgeon General Vivek Murthy

—

Teachers feel the impact on their students every day

Educators can play a bigger role to promote youth mental health, but need practical tools for their classroom realities



—

We can't treat our way out of the mental health crisis



> There comes a point where we need to stop just pulling people out of the river.
>
> We need to go upstream and find out why they're falling in.
>
> ~ Desmond Tutu

Many are doing important work to improve access to mental health care, but fixing treatment access isn't enough.

Ending the crisis requires going upstream to develop protective factors and reduce prevalence of anxiety, depression & suicide.

SuperBetter fills the gap for prevention that is easily-accessible, evidence-based, cost-efficient and globally-scalable.

Solution

SuperBetter empowers youth to overcome obstacles & achieve their goals

 

—

Its unique methodology applies the psychology of game play to all of life

The 7 rules for playing:





Challenge yourself
Collect & activate power-ups
Find & battle the bad guys
Seek out & complete quests
Recruit your allies
Adopt a secret identity
Go for an epic win

—

It connects to young peoples' affinity for video games

- 75% of US youth play video games
- SuperBetter brings the same gameful mindset to all of life



—

A tool for teachers to empower student success



A new Squad Play feature transforms SuperBetter into an *evidence-based tool* for anyone who teaches, coaches & supports others - especially youth and young adults.

An important target is teachers and social-emotional learning. Learn more in this 5-minute pitch from the Milken-Penn Graduate School of Education Business Plan Competition Finals:

Product

SuperBetter brings social-emotional learning to life



SuperBetter brings social-emotional learning to life for middle school and high school classrooms by making it practical & engaging. Teachers host Challenges that students play in real life to develop life skills and increase their resilience & mental health.

How it works

Teachers host Challenges from their admin portal

1. Select from library, or create new Challenge (e.g. a 5-day Challenge to develop the skill of empathy)
2. Invite students to play
3. Monitor student progress





Interpersonal Skills
Emotional Intelligence
Cognitive Skills
Teamwork
Self Leadership
Mental Health
Equity and Inclusion
Showing 30 Games
Sort
5 DAYS
Flexible Thinking
Thrive in a world where we are exposed to more information and different viewpoints than ever before.
Select
5 DAYS
Future Finding
5 DAYS
Creative Ideation
5 DAYS
Time Management
5 DAYS
Understanding Biases
5 DAYS
Agile Thinking

—

Students play on their web or mobile device outside class

1. Accept the challenge to play
2. Play Superbetter for 5-10 minutes a day
3. Activate power-ups, battle bad guys, complete quests & check-in with allies as they go for their epic win



Activate Power-ups
Battle Bad Guys
Complete Quests
Ally Check-in
Power-up
Take a Small Leap
Activated!
Bad guy
The Self Critic
Battle Strategy
Battled
Quest
Muchas Gracias
Completed
Ally check-in
Need a Topic?
What bad guy really challenged me this week ?
Checked-in

Traction



1 MILLION +

people have played SuperBetter

—

Great reviews



4.7 / 5.0 stars

(7K+ ratings)

Love it!
It's a fun way to practice being a better version of yourself.

Best app for anxiety, EVER!
This app is the best for children with anxiety, and grown ups too!

My teacher recommended this app!
I absolutely love it!

Great app!!
I'm a therapist and struggle with getting clients to do small things to build momentum and achieve their goals. This app does that.

Yes!
Love this app. If you haven't watched Jane McGonigal's TED Talks, you should. And then read her book SuperBetter. Love it.

—

A winner of The World Economic Forum's Youth Mental Health Challenge

1 of 14 global youth mental health ventures selected to join a community of innovators tackling the world's most pressing issues





uplink
The open innovation platform
of the World Economic Forum
Top
Innovator
SUPERBETTER

—

Backed by science

Playing SuperBetter improves resilience & mental health



Depression
49%
reduction
33.1
23.8
19.1
16.8
Center for Epidemiological
Studies Depression Scale
Anxiety
61%
reduction
11
7.8
6.9
Generalized Anxiety
Disorder Scale
Games for Health Journal: 2015
Week 0
Week 2
Week 4
Week 6
Penn
University of Pennsylvania
Randomized Controlled Trial

—

Evaluated in a dozen published studies

Find links to the 12 publications here





Mental Health & Resilience	Depression	Anxiety	Recovery & Resilience	Depression & Anxiety	Behavior Change
Playing SuperBetter for 30 days reduces depression & anxiety; and increases optimism, social support, self-efficacy, life satisfaction	#1 effect size for reducing depression symptoms among 22 apps evaluated in randomized controlled studies	#1 effect size for reducing anxiety symptoms among 9 apps evaluated in randomized controlled studies	Playing SuperBetter for 3-6 weeks improves concussion symptoms & optimism among teenagers with persistent concussion	Playing SuperBetter reduced anxiety & depression symptoms during COVID-19, with positive results maintained at the 6-month mark.	#1 among 52 physical activity game apps for inclusion of Health Behavior Theory (HBT) practices.
Randomized controlled trial published in *Games for Health Journal*	First meta-analysis of RCTs evaluating smart-phone based mental health interventions for depression	First meta analysis of RCTs evaluating smart-phone based mental health interventions for anxiety	NIH funded clinical trial published in *Brain Injury Journal*	Clinical trial published in *Frontiers in Psychology*	Evaluation of health behavior theory practices in physical game apps published in *Journal of Medical Internet Research Serious Games*

—

Schools recommend SuperBetter



—

Teachers are creating SuperBetter Classrooms



—

EdTech industry accolades









WORLD'S MOST INNOVATIVE
TOP 25
2021 GSV CUP
EDUCATION + DIGITAL LEARNING COMPANIES
SOUTH SUMMIT
EnlightED 2021 Finalist
GO GLOBAL AWARDS 2021
WINNER
SUPERBETTER
1st place EdTech
MILKEN-PENN GSE
Education Business Plan Competition
2021 Finalist
Peoples Choice Winner
SUPERBETTER
PASSPORT

—

Press

SuperBetter & team are featured in 150+ media stories in 2022

Find our favorites in the Press section below.

Customers

A versatile, global platform

Anyone can purchase a subscription on the website and host SuperBetter Challenges

Education
K-12 Schools
Higher Ed
Youth Mentoring
Sports & Fitness
Youth Sports
Fitness Instructors
E-Sports Clubs
Affinity Groups
Friends & Families
Social Groups & Clubs
Peer Support Groups
Career & Workplace
Small Employers
Large Employers
Career Coaches
Health & Wellbeing
Group Therapy
Health Coaches
Community Health
Brands & Influencers
Non-profits
Celebrities
Brands





Nearly 40% of the world plays video games

3 Billion Gamers

Half of players outside US

	Country	%
1	United States	50%
2	Canada	8%
3	UK	6%
4	Australia	3%
5	Germany	3%
6	China	3%
7	India	2%
8	Netherlands	2%
9	France	1%
10	Brazil	1%

Notable partnerships

Parkland Health System
A revenue-producing partnership to empower at-risk teens

Funded in part by winning a $150,000 prize in the United Way of Metropolitan Dallas Health Innovation Technology Challenge

  

—

Global Development Pilot Program
SuperBetter Children in Zambia

Can the SuperBetter framework (without the app) be used by students in low-resource schools in developing countries to build resilience and tackle global health challenges including mental health, malaria and nutrition?

SuperBetter Children in Zambia, a 1-year pilot led by our allies at Children for Health, ends soon. The results are promising.

Business Model

Scalable & profitable revenue model driven by impact



Subscriptions will be introduced with Squad Play


Self-serve subscriptions
Hosts
$99/year
host up to 30 players
$597/year
host up to 199 players
Players
Free
squad play
$25/year
squad + solo play

Designed for efficient customer acquisition.

Hosts purchase a subscription on the SuperBetter website (like Kahoot! & other successful EdTech companies).

It's free to play Challenges hosted by others.

An upgraded player subscription adds Solo Play, a Challenge library and tools to personalize the player journey.

Teacher hosts create warm leads to sell site licenses to schools.

—

Jump-starting revenue

For early revenue, a newsletter campaign will announce Squad Play to the 1 million+ people with SuperBetter accounts

—

Revenue Forecast



$0.2M — 2022
$2.6M — 2023
$9.4M — 2024

Click here for important information regarding Financial Projections which are not guaranteed.

Market

$14 billion+ market

Market	Target Size in US	# Eligible Players	Annual Price	Average Price	Total
Self-Serve on App Stores					**$4.3 billion**
Teachers	3.7 million	n/a	$99-$597	$250	$0.9 billion
Small Employers	6.6 million	n/a	$99-$597	$250	$1.7 billion
Coaches & mentors	10.6 million	n/a	$99	$99	$1.1 billion
Stressed Young Adults	22.0 million	n/a	$25	$25	$0.6 billion
Bulk App Licenses					**$3.2 billion**
K-12 Schools	130,000	56 million	$20/student	$20	$1.1 billion
Higher Ed	5,300	20 million	$20/student	$20	$0.4 billion
Enterprise / Employers	20,000[1]	68 million [1]	$25/employee	$25	$1.7 billion
TAM outside of US (estimated, 48% of total)					**$6.9 billion**



One of the top 8 mental health apps for 2022 in Medical News Today

And the #1 best for children & teenagers

SuperBetter is differentiated vs. the other top apps



Meditation Apps

- Strength: Popular, easy to implement

- **SuperBetter is more engaging & actionable for youth & young adults**

Calm   headspace

Mental Healthcare Apps

- Strength: Good for symptom management

- **SuperBetter is more versatile and supports success in all areas of life**

SANVELLO   MOODNOTES   happify

Virtual Therapy Apps

- Strength: Good for personalized care

- **SuperBetter is more affordable, and a practical tool for teachers**

7 Cups   talkspace

* As a bootstrapped small business we're proud to find SuperBetter alongside market-leading, VC-backed unicorns with $1 billion+ valuations including Calm, Headspace & Talkspace.

Find more articles featuring SuperBetter as a 'best app for mental health' in the Press section below.

—

Social Emotional Learning

In classrooms, our solution compares favorably to traditional social-emotional learning curriculums.

SEL Curriculums

- Strength: Good for teaching concepts

- SuperBetter is more personalized & develops skills in the real world

Vision And Strategy

Our team's north star:

Unlock the heroic potential
of 50 million youth & young adults in the next 5 years



Squad Play catalyzes profitable scaling

Our bold North Star reflects the scale & urgency of the global youth mental health crisis. As Squad Play gains traction we'll use market & customer data to prioritize

channel, geography & strategic partnership opportunities to expand impact and revenue.

—

The funds raised will grow our impact & revenue faster

Squad Play product development is funded with revenue

Additional funds will enable:

- A marketing campaign to launch Squad Play
- Closing a pipeline of partnerships with organizations interested in bringing SuperBetter to their customers & communities
- Making the Squad Play experience better, faster
- More Challenges for the library
- Adding languages beyond English sooner (in 2023)



Funding

$170K raised from Friends & Family in 2015

Bootstrapped since 2015

- SuperBetter partnered with Republic so that **anyone** can be an investor, regardless of their wealth, income or net worth.



Our communities



UpLink is a platform connecting problem-solving innovators with the expertise and network of The World Economic Forum

-

Completed the gBETA Social Impact Accelerator for ventures advancing equity in education

-

A community of Founders that aim to make the EdTech industry easier to navigate

-

Supports small business as they rapidly scale



A world-renowned game designer and a brand builder who knows how to scale innovation profitably



Keith Wakeman

CEO

Purpose-driven Innovator. Brand Builder. Launched $1 billion+ in new products. Experienced at growing revenue & profits.



Jane McGonigal, PhD

Chief Science Officer

SuperBetter Inventor. Game Designer. Researcher. Futurist. Bestselling Author. Director of Games Research at the Institute for the Future.

—

SuperBetter TED Talk watched 8 million times

—

NY Times Bestseller





New York Times Bestseller

"Grounded in scientific research, and based on the experiences of over half a million people,

SuperBetter
The Power of Living Gamefully

is at heart a simple and transformative idea: We can use the same psychological strengths we display when we play games to confront real-life challenges, from trauma and illness to just changing our habits for the better."
—DANIEL H. PINK

Jane McGonigal

Summary

Invest in a future you believe in

Like most parents, we feel the impact of the youth mental health crisis in our own families, schools and communities.

We all want a better future for our children.

Will you join us?



Team

	Keith Wakeman	CEO, Product & Partnerships
	Jane McGonigal	Science
	Joan LaBue	Operations & Customer Service
	Julia Monfrini Peev	Advisor
	Alice Jung	Content

Perks

FAQ



What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Can anyone become an investor in SuperBetter?

Republic gives people the power to invest in the future they believe in.

Historically, investments outside of the stock market were reserved for institutional investors and wealthy individuals with sufficient income & net worth to qualify as accredited investors.

Limiting the right to participate in investment opportunities to privileged groups continues to be a common practice.

But that's not who we are.

SuperBetter partnered with Republic so that **anyone** can invest and enjoy a financial stake in our company.

If you care about the cause of youth mental health, we invite you to join us as an ally in our epic journey.

This approach to fundraising is enabled by The Jumpstart Our Business Startups Act, or JOBS Act, which was signed into law in 2012. Its purpose is to encourage funding of small businesses by easing securities regulations that previously limited participation to certain investor classes.

How do I earn a return?

In return for their investment, investors receive a Crowd SAFE which is a financial stake in the company.
Learn about Crowd SAFEs here





Republic

Company Name	SuperBetter
Logo	
Headline	Empowering youth mental health using the psychology of game play
Slides	
Tags	B2C, Companies, Mental Wellness, Coming Soon, Apps





WELCOME TO SUPERBETTER
SuperBetter is Strength
SuperBetter helps build personal resilience: the ability to stay strong, motivated, and optimistic even in the face of a tough challenge.
I WANT TO PLAY!

Pitch text

Summary

- A winner of The World Economic Forum's Youth Mental Health Challenge
- Over 1 million people have played the SuperBetter web & mobile app
- Invented by world-renowned game designer Jane McGonigal
- Great reviews on App Store (4.7/5 stars), recommended by schools & colleges
- Significantly reduces anxiety & depression in published studies
- Revenue-generating collaboration with Parkland Health System
- Introducing Squad Play and a new subscription revenue model this fall

Problem

1 in 3 high school students experienced poor mental health last year



—

We're in a youth mental health crisis
and the U.S. Surgeon General calls for a swift response:



Mental health challenges in children, adolescents, and young adults are real and widespread.

Even before the pandemic, an alarming number of young people struggled with feelings of helplessness, depression, and thoughts of suicide — and rates have increased over the past decade.

~ U.S. Surgeon General Vivek Murthy

—

Teachers feel the impact on their students every day

Educators can play a bigger role to promote youth mental health, but need practical tools for their classroom realities



—

We can't treat our way out of the mental health crisis



> There comes a point where we need to stop just pulling people out of the river.
>
> We need to go upstream and find out why they're falling in.
>
> ~ Desmond Tutu

Many are doing important work to improve access to mental health care, but fixing treatment access isn't enough.

Ending the crisis requires going upstream to develop protective factors and reduce prevalence of anxiety, depression & suicide.

SuperBetter fills the gap for prevention that is easily-accessible, evidence-based, cost-efficient and globally-scalable.

Solution

SuperBetter empowers youth to overcome obstacles & achieve their goals




—

Its unique methodology applies the psychology of game play to all of life

The 7 rules for playing:





Challenge yourself
Collect & activate power-ups
Find & battle the bad guys
Seek out & complete quests
Recruit your allies
Adopt a secret identity
Go for an epic win

—

It connects to young peoples' affinity for video games

- 75% of US youth play video games
- SuperBetter brings the same gameful mindset to whole life



—

A tool for teachers to empower student success



A new Squad Play feature this fall transforms SuperBetter into an *evidence-based tool* for anyone who teaches, coaches & supports others - especially youth and young adults.

An important target is teachers and social-emotional learning. Learn more in this 5-minute pitch from the Milken-Penn Graduate School of Education Business Plan Competition Finals:

Product

SuperBetter brings social-emotional learning to life



SuperBetter brings social-emotional learning to life for middle school and high school classrooms by making it practical & engaging. Teachers host Challenges that students play in real life to develop life skills and increase their resilience & mental health.

How it works

Teachers host Challenges from their admin portal

1. Select from library, or create new Challenge (e.g. a 5-day Challenge to develop the skill of empathy)
2. Invite students to play
3. Monitor student progress





Interpersonal Skills
Emotional Intelligence
Cognitive Skills
Teamwork
Self Leadership
Mental Health
Equity and Inclusion
Showing 30 Games
Sort
5 DAYS
Flexible Thinking
Thrive in a world where we are exposed to more information and different viewpoints than ever before.
Select
5 DAYS
Future Finding
Flexible Thinking
5 DAYS
Creative Ideation
5 DAYS
Time Management
5 DAYS
Understanding Biases
5 DAYS
Agile Thinking

—

Students play on their web or mobile device outside class

1. Accept the challenge to play
2. Play Superbetter for 5-10 minutes a day
3. Activate power-ups, battle bad guys, complete quests & check-in with allies as they go for their epic win



Activate Power-ups
Battle Bad Guys
Complete Quests
9:41
My Power-ups
1 of 3
Matching Socks
I Activated This!
I'll Decide Later
BAD GUY
The Rigid Thought
Continue
Skip
QUEST
Spot Your Thoughts
Complete Quest
Skip This

Traction



1 MILLION +

people have played SuperBetter

—

Great reviews



4.7 / 5.0 stars

(7K+ ratings)

Love it!
It's a fun way to practice being a better version of yourself.

Best app for anxiety, EVER!
This app is the best for children with anxiety, and grown ups too!

My teacher recommended this app!
I absolutely love it!

Great app!!
I'm a therapist and struggle with getting clients to do small things to build momentum and achieve their goals. This app does that.

Yes!
Love this app. If you haven't watched Jane McGonigal's TED Talks, you should. And then read her book SuperBetter. Love it.

—

A winner of The World Economic Forum's Youth Mental Health Challenge

1 of 14 global youth mental health ventures selected to join a community of innovators tackling the world's most pressing issues





uplink
The open innovation platform of the World Economic Forum
Top Innovator
SUPERBETTER

Backed by science

Playing SuperBetter improves resilience & mental health



Depression
49% reduction
33.1
23.8
19.1
16.8
Center for Epidemiological Studies Depression Scale
Anxiety
61% reduction
11
7.8
6.9
4.3
Generalized Anxiety Disorder Scale
Games for Health Journal: 2015
Week 0
Week 2
Week 4
Week 6
Penn
University of Pennsylvania
Randomized Controlled Trial

Evaluated in a dozen published studies

Find links to the 12 publications here





Penn
World Psychiatry
The Ohio State University
frontiers in Psychology
Mental Health & Resilience
Playing SuperBetter for 30 days reduces depression & anxiety; and increases optimism, social support, self-efficacy, life satisfaction
Randomized controlled trial published in Games for Health Journal
Depression
#1 effect size for reducing depression symptoms among 22 apps evaluated in randomized controlled studies
First meta-analysis of RCTs evaluating smart phone based mental health interventions for depression
Anxiety
#1 effect size for reducing anxiety symptoms among 9 apps evaluated in randomized controlled studies
First meta-analysis of RCTs evaluating smart phone based mental health interventions for anxiety
Recovery & Resilience
Playing SuperBetter for 3-6 weeks improves concussion symptoms & optimism among teenagers with persistent concussion
NIH funded clinical trial published in Brain Injury Journal
Depression & Anxiety
Playing SuperBetter reduced anxiety & depression symptoms during COVID-19, with positive results maintained at the 6-month mark.
Clinical trial published in Frontiers in Psychology
Behavior Change
#1 among 52 physical activity game apps for inclusion of Health Behavior Theory (HBT) practices.
Evaluation of health behavior theory practices in physical game apps published in Journal of Medical Internet Research Serious Games

—

Schools recommend SuperBetter



FLAT ROCK MIDDLE SCHOOL · CANUTILLO INDEPENDENT SCHOOL DISTRICT · HIGHLAND FALLS - FORT MONTGOMERY (HFFM) · SPRINGFIELD PUBLIC SCHOOLS, SPRINGFIELD NJ · Sir Winston Churchill BULLDOGS · WILLIAM HOWARD TAFT HIGH SCHOOL · SAINT THOMAS ACADEMY · TURING · Bishop O'Dowd · Murrieta Valley Unified School District · CCSD CLARK COUNTY SCHOOL DISTRICT · Marengo County SCHOOL DISTRICT · Odyssey Charter School, Nurturing a Lifelong Love of Learning · WALLINGFORD-SWARTHMORE SCHOOL DISTRICT · Whittier Union HIGH SCHOOL DISTRICT · W COLLEGIATE PREP ACADEMY

—

Teachers are creating SuperBetter Classrooms



explore
adventure awaits
Welcome to
English I
Pre-AP!
Ms. Long
BISON
SUPERBETTER
Syllabus

The 5 best social emotional learning apps for teachers
~ Classcraft blog
MENTAL RESILIENCE
MAKING YOUR BRAIN STRONGER
EMOTIONAL RESILIENCE
EXERCISING POSITIVE EMOTIONS
SUPERBETTER
PHYSICAL RESILIENCE
MAKING YOUR BODY STRONGER
SOCIAL RESILIENCE
CONNECTING WITH OTHER PEOPLE

—

EdTech industry accolades









WORLD'S MOST INNOVATIVE
TOP 25
2021 GSV CUP
EDUCATION + DIGITAL LEARNING COMPANIES
SOUTH SUMMIT
EnlightED 2021 Finalist
GO GLOBAL AWARDS 2021
WINNER
SUPERBETTER
1st place EdTech
MILKEN-PENN GSE
Education Business Plan Competition
2021 Finalist
Peoples Choice Winner
SUPERBETTER
PASSPORT

—

Press

SuperBetter & team are featured in 150+ media stories in 2022

Find 24 favorite articles in the Press section below

Customers

A versatile, global platform

Anyone can purchase a subscription
on the website and host SuperBetter Challenges





Education
K-12 Schools
Higher Ed
Youth Mentoring
Sports & Fitness
Youth Sports
Fitness Instructors
E-Sports Clubs
Affinity Groups
Friends & Families
Social Groups & Clubs
Peer Support Groups
Career & Workplace
Small Employers
Large Employers
Career Coaches
Health & Wellbeing
Group Therapy
Health Coaches
Community Health
Brands & Influencers
Non-profits
Celebrities
Brands



Nearly 40% of the world plays video games

3 Billion Gamers

Half of players outside US

	Country	%
1	United States	50%
2	Canada	8%
3	UK	6%
4	Australia	3%
5	Germany	3%
6	China	3%
7	India	2%
8	Netherlands	2%
9	France	1%
10	Brazil	1%

Notable partnerships

Parkland Health System
A revenue-producing partnership to empower at-risk teens

Funded in part by winning a $150,000 prize in the United Way of Metropolitan Dallas Health Innovation Technology Challenge



—

Global Development Pilot Program
SuperBetter Children in Zambia

Can the SuperBetter framework (without the app) be used by students in low-resource schools in developing countries to build resilience and tackle global health challenges including mental health, malaria and nutrition?

SuperBetter Children in Zambia, a 1-year pilot led by our allies at Children for Health, ends soon. The results are promising.

Business Model

Scalable & profitable revenue model driven by impact



Subscriptions will be introduced with Squad Play this fall


Self-serve subscriptions
Hosts
$99/year
host up to 30 players
$597/year
host up to 199 players
Players
Free
squad play
$25/year
squad + solo play

Designed for efficient customer acquisition.

Hosts purchase a subscription on the SuperBetter website (like Kahoot! & other successful EdTech companies).

It's free to play Challenges hosted by others.

An upgraded player subscription adds Solo Play, a Challenge library and tools to personalize the player journey.

Teacher hosts create warm leads to sell site licenses to schools.

—

Jump-starting revenue

For early revenue, a newsletter campaign will announce Squad Play to the 1 million+ people with SuperBetter accounts

—



Revenue Forecast

- $0.4M — 2022
- $2.6M — 2023
- $9.4M — 2024

* Click here for important information regarding Financial Projections which are not guaranteed.

Market

$14 billion+ market

Market	Target Size in US	# Eligible Players	Annual Price	Average Price	Total
Self-Serve on App Stores					**$4.3 billion**
Teachers	3.7 million	n/a	$99-$597	$250	$0.9 billion
Small Employers	6.6 million	n/a	$99-$597	$250	$1.7 billion
Coaches & mentors	10.6 million	n/a	$99	$99	$1.1 billion
Stressed Young Adults	22.0 million	n/a	$25	$25	$0.6 billion
Bulk App Licenses					**$3.2 billion**
K-12 Schools	130,000	56 million	$20/student	$20	$1.1 billion
Higher Ed	5,300	20 million	$20/student	$20	$0.4 billion
Enterprise / Employers	20,000[1]	68 million [1]	$25/employee	$25	$1.7 billion
TAM outside of US (estimated, 48% of total)					**$6.9 billion**

Competition

One of the top 8 mental health apps for 2022 in Medical News Today

And the #1 best for children & teenagers

SuperBetter is differentiated vs. the other top apps



* As a bootstrapped small business we're proud to find SuperBetter alongside market-leading, VC-backed unicorns with $1 billion+ valuations including Calm, Headspace & Talkspace.

Find more articles featuring SuperBetter as a 'best app for mental health' in the Press section below.

—

Social Emotional Learning

In classrooms, our solution compares favorably to traditional social-emotional learning curriculums.

SEL Curriculums

• Strength: Good for teaching concepts

• **SuperBetter is more personalized & develops skills in the real world**

Vision And Strategy

Our team's north star:



Unlock the heroic potential
of 50 million youth & young adults in the next 5 years



Squad Play catalyzes profitable scaling

Our bold North Star reflects the scale & urgency of the global youth mental health crisis. As Squad Play gains traction we'll use market & customer data to prioritize channel, geography & strategic partnership opportunities to expand impact and revenue.

—

The funds raised will grow our impact & revenue faster

Squad Play product development is funded with revenue

Additional funds will enable:

- A marketing campaign to launch Squad Play
- Closing a pipeline of partnerships with organizations interested in bringing SuperBetter to their customers & communities
- Making the Squad Play experience better, faster





- Adding languages beyond English sooner (in 2023)

Use of Funds
Operations 8%
Product & Content 35%
Marketing & Partnerships 57%

Funding

$170K raised from Friends & Family in 2015

Bootstrapped since 2015

- SuperBetter partnered with Republic so that **anyone** can be an investor, regardless of their wealth, income or net worth.

Our communities



uplink

UpLink is a platform connecting problem-solving innovators with the expertise and network of The World Economic Forum



▪



Completed the gBETA Social Impact Accelerator for ventures advancing equity in education

.



A community of Founders that aim to make the EdTech industry easier to navigate

.



Supports small business as they rapidly scale

Founders

A world-renowned game designer and a brand builder who knows how to scale innovation profitably



Keith Wakeman

CEO

Purpose-driven Innovator. Brand Builder. Launched $1 billion+ in new products. Experienced at growing revenue & profits.





Jane McGonigal, PhD

Chief Science Officer

SuperBetter Inventor. Game Designer. Researcher. Futurist. Bestselling Author. Director of Games Research at the Institute for the Future.

—

SuperBetter TED Talk watched 8 million times

—

NY Times Bestseller



New York Times Bestseller
"Grounded in scientific research, and based on the experiences of over half a million people,
SuperBetter
The Power of Living Gamefully
is at heart a simple and transformative idea: We can use the same psychological strengths we display when we play games to confront real-life challenges, from trauma and illness to just changing our habits for the better."
—DANIEL H. PINK
Jane McGonigal

Summary



Invest in a future you believe in

Like most parents, we feel the impact of the youth mental health crisis in our own families, schools and communities.

We all want a better future for our children.

Will you join us?

Team

 Keith Wakeman — CEO, Product & Partnerships

 Jane McGonigal — Science

 Joan LaBue — Operations & Customer Service

 Julia Monfrini Peev — Advisor

 Kayli Elvin — Marketing

 Rachelle Perez — High School Student Intern

 Alice Jung — Content



Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.



Can anyone become an investor in SuperBetter?

Republic gives people the power to invest in the future they believe in.

Historically, investments outside of the stock market were reserved for institutional investors and wealthy individuals with sufficient income & net worth to qualify as accredited investors.

Limiting the right to participate in investment opportunities to privileged groups continues to be a common practice.

But that's not who we are.

SuperBetter partnered with Republic so that **anyone** can invest and enjoy a financial stake in our company.

If you care about the cause of youth mental health, we invite you to join us as an ally in our epic journey.

This approach to fundraising is enabled by The Jumpstart Our Business Startups Act, or JOBS Act, which was signed into law in 2012. Its purpose is to encourage funding of small businesses by easing securities regulations that previously limited participation to certain investor classes.

How do I earn a return?

In return for their investment, investors receive a Crowd SAFE which is a financial stake in the company.
Learn about Crowd SAFEs here





Republic

Company Name SuperBetter

Logo



SUPERBETTER

Headline Empowering youth mental health using the psychology of game play

Slides



WELCOME TO SUPERBETTER
SuperBetter is Strength
SuperBetter helps build personal resilience: the ability to stay strong, motivated, and optimistic even in the face of a tough challenge.
I WANT TO PLAY!

Tags Companies, B2C, Mental Wellness, Coming Soon

Summary

- A winner of The World Economic Forum's Youth Mental Health Challenge
- Over 1 million people have played the SuperBetter web & mobile app
- Invented by world-renowned game designer Jane McGonigal
- Great reviews on App Store (4.7/5 stars), recommended by schools & colleges
- Significantly reduces anxiety & depression in published studies
- Revenue-generating collaboration with Parkland Health System
- Introducing Squad Play and a new subscription revenue model this fall

Problem

1 in 3 high school students experienced poor mental health last year



—

We're in a youth mental health crisis
and the U.S. Surgeon General calls for a swift response:

Mental health challenges in children, adolescents, and young adults are real and widespread.

Even before the pandemic, an alarming number of young people struggled with feelings of helplessness, depression, and thoughts of suicide — and rates have increased over the past decade.

~ U.S. Surgeon General Vivek Murthy

—

Teachers feel the impact on their students every day

Educators can play a bigger role to promote youth mental health, but need practical tools for their classroom realities



—

We can't treat our way out of the mental health crisis

> There comes a point where we need to stop just pulling people out of the river.
>
> We need to go upstream and find out why they're falling in.
>
> ~ Desmond Tutu

Many are doing important work to improve access to mental health care, but fixing treatment access isn't enough.

Ending the crisis requires going upstream to develop protective factors and reduce prevalence of anxiety, depression & suicide.

SuperBetter fills the gap for prevention that is easily-accessible, evidence-based, cost-efficient and globally-scalable.

Solution

SuperBetter empowers youth to overcome obstacles & achieve their goals




—

Its unique methodology applies the psychology of game play to all of life

The 7 rules for playing:


Challenge yourself
Collect & activate power-ups
Find & battle the bad guys
Seek out & complete quests
Recruit your allies
Adopt a secret identity
Go for an epic win

—

It connects to young peoples' affinity for video games

- 75% of US youth play video games
- SuperBetter brings the same gameful mindset to whole life



—

A tool for teachers to empower student success

A new Squad Play feature this fall transforms SuperBetter into an *evidence-based tool* for anyone who teaches, coaches & supports others - especially youth and young adults.

An important target is teachers and social-emotional learning. Learn more in this 5-minute pitch from the Milken-Penn Graduate School of Education Business Plan Competition Finals:

Product

SuperBetter brings social-emotional learning to life



SuperBetter brings social-emotional learning to life for middle school and high school classrooms by making it practical & engaging. Teachers host Challenges that students play in real life to develop life skills and increase their resilience & mental health.

How it works

Teachers host Challenges from their admin portal

1. Select from library, or create new Challenge (e.g. a 5-day Challenge to develop the skill of empathy)
2. Invite students to play
3. Monitor student progress


Interpersonal Skills
Emotional Intelligence
Cognitive Skills
Teamwork
Self Leadership
Mental Health
Equity and Inclusion
Showing 30 Games
Sort
5 DAYS
Flexible Thinking
Thrive in a world where we are exposed to more information and different viewpoints than ever before.
Select
5 DAYS
Future Finding
Flexible Thinking
5 DAYS
Creative Ideation
5 DAYS
Time Management
5 DAYS
Understanding Biases
5 DAYS
Agile Thinking

—

Students play on their web or mobile device outside class

1. Accept the challenge to play
2. Play Superbetter for 5-10 minutes a day
3. Activate power-ups, battle bad guys, complete quests & check-in with allies as they go for their epic win


Activate Power-ups
Battle Bad Guys
Complete Quests
9:41
My Power-ups
1 of 3
Matching Socks
Look around. Find something you have in common with the first person you see. Say hello and tell them about it.
It could be as simple as noticing you're both wearing the same color of socks!
I Activated This!
I'll Decide Later
BAD GUY
The Rigid Thought
The Rigid Thought lives inside your head and insists that your own opinion or idea is the only one that's true! It hogs up space in your mind and doesn't want to make room for other thoughts or viewpoints.
Continue
Skip
QUEST
Spot Your Thoughts
The skill of flexible thinking starts with noticing your own thoughts when you encounter different opinions. Let's practice flexible thinking with an imaginary, light-hearted scenario!
Complete Quest
Skip This

Traction

1 MILLION +

people have played SuperBetter

—

Great reviews



4.7 / 5.0 stars

(7K+ ratings)

Love it!
It's a fun way to practice being a better version of yourself.

Best app for anxiety, EVER!
This app is the best for children with anxiety, and grown ups too!

My teacher recommended this app!
I absolutely love it!

Great app!!
I'm a therapist and struggle with getting clients to do small things to build momentum and achieve their goals. This app does that.

Yes!
Love this app. If you haven't watched Jane McGonigal's TED Talks, you should. And then read her book SuperBetter. Love it.

—

A winner of The World Economic Forum's Youth Mental Health Challenge

1 of 14 global youth mental health ventures selected to join a community of innovators tackling the world's most pressing issues


uplink
The open innovation platform
of the World Economic Forum
Top
Innovator
SUPERBETTER

—

Backed by science

Playing SuperBetter improves resilience & mental health


Depression
49%
reduction
33.1
23.8
19.1
16.8
Center for Epidemiological
Studies Depression Scale
Anxiety
61%
reduction
11
7.8
6.9
4.3
Generalized Anxiety
Disorder Scale
Games for Health Journal: 2015
Week 0
Week 2
Week 4
Week 6
Penn
University of Pennsylvania
Randomized Controlled Trial

—

Evaluated in a dozen published studies

Find links to the 12 publications here



Penn
World Psychiatry
The Ohio State University
frontiers in Psychology
Mental Health & Resilience
Playing SuperBetter for 30 days reduces depression & anxiety; and increases optimism, social support, self-efficacy, life satisfaction
Randomized controlled trial published in Games for Health Journal
Depression
#1 effect size for reducing depression symptoms among 22 apps evaluated in randomized controlled studies
First meta-analysis of RCTs evaluating smart-phone based mental health interventions for depression
Anxiety
#1 effect size for reducing anxiety symptoms among 9 apps evaluated in randomized controlled studies
First meta-analysis of RCTs evaluating smart-phone based mental health interventions for anxiety
Recovery & Resilience
Playing SuperBetter for 3-6 weeks improves concussion symptoms & optimism among teenagers with persistent concussion
NIH funded clinical trial published in Brain Injury Journal
Depression & Anxiety
Playing SuperBetter reduced anxiety & depression symptoms during COVID-19, with positive results maintained at the 6-month mark.
Clinical trial published in Frontiers in Psychology
Behavior Change
#1 among 52 physical activity game apps for inclusion of Health Behavior Theory (HBT) practices.
Evaluation of health behavior theory practices in physical game apps published in Journal of Medical Internet Research Serious Games

—

Schools recommend SuperBetter



—

Teachers are creating SuperBetter Classrooms





The 5 best social emotional learning apps for teachers
~ Classcraft blog
Mental Resilience
Making your brain stronger
Emotional Resilience
Exercising positive emotions
SUPERBETTER
Physical Resilience
Making your body stronger
Social Resilience
Connecting with other people

—

EdTech industry accolades







WORLD'S MOST INNOVATIVE
TOP 25
2021 GSV CUP
EDUCATION + DIGITAL LEARNING COMPANIES
SOUTH SUMMIT
EnlightED 2021 Finalist
GO GLOBAL AWARDS 2021
WINNER
SUPERBETTER
1st place EdTech
MILKEN-PENN GSE
Education Business Plan Competition
2021 Finalist
Peoples Choice Winner
SUPERBETTER
PASSPORT

—

Press

SuperBetter & team are featured in 150+ media stories in 2022

Find 24 favorite articles in the Press section below

Customers

A versatile, global platform

Anyone can purchase a subscription on the website and host SuperBetter Challenges



Education
K-12 Schools
Higher Ed
Youth Mentoring
Sports & Fitness
Youth Sports
Fitness Instructors
E-Sports Clubs
Affinity Groups
Friends & Families
Social Groups & Clubs
Peer Support Groups
Career & Workplace
Small Employers
Large Employers
Career Coaches
Health & Wellbeing
Group Therapy
Health Coaches
Community Health
Brands & Influencers
Non-profits
Celebrities
Brands



Nearly 40% of the world plays video games
3 Billion Gamers

Half of players outside US

	Country	%
1	United States	50%
2	Canada	8%
3	UK	6%
4	Australia	3%
5	Germany	3%
6	China	3%
7	India	2%
8	Netherlands	2%
9	France	1%
10	Brazil	1%

Notable partnerships

Parkland Health System

A revenue-producing partnership to empower at-risk teens

Funded in part by winning a $150,000 prize in the United Way of Metropolitan Dallas Health Innovation Technology Challenge



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Global Development Pilot Program

SuperBetter Children in Zambia

Can the SuperBetter framework (without the app) be used by students in low-resource schools in developing countries to build resilience and tackle global health challenges including mental health, malaria and nutrition?

SuperBetter Children in Zambia, a 1-year pilot led by our allies at Children for Health, ends soon. The results are promising.

Business Model

Scalable & profitable revenue model driven by impact

Subscriptions will be introduced with Squad Play this fall

Self-serve subscriptions
Hosts
$99/year
host up to 30 players
$597/year
host up to 199 players
Players
Free
squad play
$25/year
squad + solo play

Designed for efficient customer acquisition.

Hosts purchase a subscription on the SuperBetter website (like Kahoot! & other successful EdTech companies).

It's free to play Challenges hosted by others.

An upgraded player subscription adds Solo Play, a Challenge library and tools to personalize the player journey.

Teacher hosts create warm leads to sell site licenses to schools.

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Jump-starting revenue

For early revenue, a newsletter campaign will announce Squad Play to the 1 million+ people with SuperBetter accounts

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Revenue Forecast

Click here for important information regarding Financial Projections which are not guaranteed.

Market

$14 billion+ market

Market	Target Size in US	# Eligible Players	Annual Price	Average Price	Total
Self-Serve on App Stores					**$4.3 billion**
Teachers	3.7 million	n/a	$99-$597	$250	$0.9 billion
Small Employers	6.6 million	n/a	$99-$597	$250	$1.7 billion
Coaches & mentors	10.6 million	n/a	$99	$99	$1.1 billion
Stressed Young Adults	22.0 million	n/a	$25	$25	$0.6 billion
Bulk App Licenses					**$3.2 billion**
K-12 Schools	130,000	56 million	$20/student	$20	$1.1 billion
Higher Ed	5,300	20 million	$20/student	$20	$0.4 billion
Enterprise / Employers	20,000[1]	68 million [1]	$25/employee	$25	$1.7 billion
TAM outside of US (estimated, 48% of total)					**$6.9 billion**

Competition

One of the top 8 mental health apps for 2022 in Medical News Today

And the #1 best for children & teenagers

SuperBetter is differentiated vs. the other top apps

Meditation Apps	Mental Healthcare Apps	Virtual Therapy Apps
• Strength: Popular, easy to implement	• Strength: Good for symptom management	• Strength: Good for personalized care
• **SuperBetter is more engaging & actionable for youth & young adults**	• **SuperBetter is more versatile and supports success in all areas of life**	• **SuperBetter is more affordable, and a practical tool for teachers**

* As a bootstrapped small business we're proud to find SuperBetter alongside market-leading, VC-backed unicorns with $1 billion+ valuations including Calm, Headspace & Talkspace.

Find more articles featuring SuperBetter as a 'best app for mental health' in the Press section below.

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Social Emotional Learning

In classrooms, our solution compares favorably to traditional social-emotional learning curriculums.

SEL Curriculums

• Strength: Good for teaching concepts

• **SuperBetter is more personalized & develops skills in the real world**

Vision And Strategy

Our team's north star:

Unlock the heroic potential
of 50 million youth & young adults in the next 5 years



Squad Play catalyzes profitable scaling

Our bold North Star reflects the scale & urgency of the global youth mental health crisis. As Squad Play gains traction we'll use market & customer data to prioritize channel, geography & strategic partnership opportunities to expand impact and revenue.

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The funds raised will grow our impact & revenue faster

Squad Play product development is funded with revenue

Additional funds will enable:

- A marketing campaign to launch Squad Play
- Closing a pipeline of partnerships with organizations interested in bringing SuperBetter to their customers & communities
- Making the Squad Play experience better, faster

Adding languages beyond English sooner (in 2023)



Funding

$170K raised from Friends & Family in 2015

Bootstrapped since 2015

- SuperBetter partnered with Republic so that **anyone** can be an investor, regardless of their wealth, income or net worth.

Our communities



UpLink is a platform connecting problem-solving innovators with the expertise and network of The World Economic Forum

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Completed the gBETA Social Impact Accelerator for ventures advancing equity in education

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A community of Founders that aim to make the EdTech industry easier to navigate

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Supports small business as they rapidly scale

Founders

A world-renowned game designer and a brand builder who knows how to scale innovation profitably



Keith Wakeman

CEO

Purpose-driven Innovator. Brand Builder. Launched $1 billion+ in new products. Experienced at growing revenue & profits.



Jane McGonigal, PhD

Chief Science Officer

SuperBetter Inventor. Game Designer. Researcher. Futurist. Bestselling Author. Director of Games Research at the Institute for the Future.

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SuperBetter TED Talk watched 8 million times

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NY Times Bestseller


New York Times Bestseller
"Grounded in scientific research, and based on the experiences of over half a million people,
SuperBetter
The Power of Living Gamefully
is at heart a simple and transformative idea: We can use the same psychological strengths we display when we play games to confront real-life challenges, from trauma and illness to just changing our habits for the better."
—DANIEL H. PINK
Jane McGonigal

Summary

Invest in a future
you believe in

Like most parents, we feel the impact of the youth mental health crisis in our own families, schools and communities.

We all want a better future for our children.

Will you join us?

Team

 Keith Wakeman | CEO, Product & Partnerships

 Jane McGonigal | Science

 Joan LaBue | Operations & Customer Service

 Julia Monfrini Peev | Advisor

 Kayli Elvin | Marketing

 Rachelle Perez | High School Student Intern

 Alice Jung | Content

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

Can anyone become an investor in SuperBetter?

Republic gives people the power to invest in the future they believe in.

Historically, investments outside of the stock market were reserved for institutional investors and wealthy individuals with sufficient income & net worth to qualify as accredited investors.

Limiting the right to participate in investment opportunities to privileged groups continues to be a common practice.

But that's not who we are.

SuperBetter partnered with Republic so that **anyone** can invest and enjoy a financial stake in our company.

If you care about the cause of youth mental health, we invite you to join us as an ally in our epic journey.

This approach to fundraising is enabled by The Jumpstart Our Business Startups Act, or JOBS Act, which was signed into law in 2012. Its purpose is to encourage funding of small businesses by easing securities regulations that previously limited participation to certain investor classes.

How do I earn a return?

In return for their investment, investors receive a Crowd SAFE which is a financial stake in the company.
Learn about Crowd SAFEs here